# 2006 BRIGHT HORIZONS FAMILY SOLUTIONS ANNUAL REPORT







Bright Horizons
FAMILY SOLUTIONS

# 2006

## FINANCIAL HIGHLIGHTS

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND CENTER INFORMATION)

| | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| Revenue | $ 697,865 | $ 625,259 | $ 551,763 | $ 472,756 | $ 407,532 |
| Income from operations | $ 71,663 | $ 60,656 | $ 46,753 | $ 34,583 | $ 26,249 |
| Net income | $ 41,723 | $ 36,701 | $ 27,328 | $ 20,014 | $ 15,319 |
| Diluted earnings per share | $ 1.52 | $ 1.29 | $ .98 | $ .75 | $ .59 |
| Family centers at year end | 642 | 616 | 560 | 509 | 465 |

*Financial statement amounts for 2006 include incremental compensation expense of $2.7 million ($2.0 million after taxes) related to the Company's adoption of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment." In accordance with the modified prospective method, financial statement amounts for the prior periods presented have not been adjusted.*


697,865
625,259
551,763
472,756
407,532
02 03 04 05 06

REVENUE
($ IN THOUSANDS)


41,723
36,701
27,328
20,014
15,319
02 03 04 05 06

NET INCOME
($ IN THOUSANDS)


642
616
560
509
465
02 03 04 05 06

FAMILY CENTERS


20 YEARS of Bright Horizons
still growing!



Dear Friend of Bright Horizons,

**We began with compassion, ambition, and the desire to make a difference in the lives of working families.** We drew upon a team of passionate, dedicated experts whose collective talent brought the vision to life. Although we had high hopes, none of us could have imagined just how extraordinary the journey would be.

It has been 20 years since we first made our mark. Although we continue to be a work in progress, we pause to honor our two decades of providing high-quality education and work/life solutions by reflecting on 20 key events that have positioned us for success. In the following pages, we invite you to look back at these 20 and look forward to a future brimming with potential and possibility.

20 years

Bright Horizons is founded in 1986 in Cambridge, Massachusetts.

# I



**When we at Bright Horizons reflect on the first 20 years, thousands of reasons to celebrate come to mind.** We experience countless milestones each day, from a child's first smile, first step, or first word, to the new ventures that propel us forward as an organization. The day our first center opened and the first family to walk through our doors; earning our first accreditation from the National Association for the Education of Young Children; expanding into Europe; launching the Bright Horizons Foundation for Children; seeing our clients named to *Working Mother* magazine's list of the "100 Best Companies for Working Mothers" and FORTUNE magazine's list of the "Top 100 Companies to Work For in America" — and being named ourselves eight times — are just a few achievements that stand out as especially momentous.



Open first child care centers in 1987 at the Prudential Center in Boston and One Kendall Square in Cambridge.

3

Hire first child care center director, Eileen Smith, who exemplifies succession planning by eventually becoming vice president of human resources.

2

Glaxo becomes our first multi-site client in 1992. By 2006, multi-site clients account for 35 percent of our employer-sponsored centers.

**This year, we branched out even further.** We delivered strong bottom-line results for our shareholders as we continued to grow and improve our margins. Our family of clients continued to expand, bringing our total to more than 700 in the United States, the UK, Ireland, Canada, and Puerto Rico. We added 49 new centers, and we now serve more than 69,000 children each day. We are proud to welcome new clients such as AllianceBernstein; BlueCross BlueShield of North Carolina; the Federal Deposit Insurance Corporation; Jones Lang LaSalle; the Marine Institute in Ireland; Martha Stewart Living Omnimedia Inc.; Monmouth University; The Motion Picture & Television Fund; Norfolk Southern; and Wilmer Cutler Pickering Hale and Dorr LLP — new partners who are committed to providing solutions for working families.



First Bright Horizons child care center accredited by the National Association for the Education of Young Children. Today, we have the best record of accreditation in our industry.



Bright Horizons goes public in 1997.

6



Bright Horizons and CorporateFamily Solutions merge, forming Bright Horizons Family Solutions.

7



Open first stand-alone back-up child care center for Chase Manhattan Bank in New York City. Today, our Back-Up Solutions Division operates 72 back-up centers across the nation and in the UK.

8

## We introduced the Back-Up Care Advantage Program, which further supports our clients and their employees throughout all of life's stages.

We offer our clients a nationwide network of emergency child and elder care support. The network includes hundreds of Bright Horizons' own high-quality child care and early education centers as well as a select group of quality child care centers that are among the best in every region of the country. A pool of fully licensed and trained home health care providers who meet rigorous quality standards care for well and mildly ill infant through school-age children in the comfort and security of their own homes. In addition, the program offers clients back-up elder care support, critical to the growing number of workers facing the challenge of caring for aging parents while meeting their family and work responsibilities.



Launch the Back-Up Care Advantage Program, providing organizations and their employees equitable access to back-up child care and elder care resources.

9

Go global by expanding into London and Dublin. Today, we operate 110 centers throughout the UK, Ireland, and Canada.

**College Coach joined our family, which allows us to address another critical life stage and extend our range of services.** With College Coach, we are now able to provide college preparation and counseling to families with college-bound children, both within the workplace and in the community. The nation's leading provider of employer-sponsored college admissions support services, the company pioneered the concept of assisting employees and their children through the stressful and time-consuming process of choosing, applying to, and getting into the college of their choice. College Coach also assists employees who wish to advance their own careers, helping employers maximize their tuition assistance investment.



Host the first Bright Horizons Client Conference, furthering our strategic business partnerships with the organizations we serve.



Open our first private elementary school, Chestnut Hill Academy, in Bellevue, Washington, in 1998. Our Schools Division now includes seven schools across the country.

12



Strengthen our partnership with parents by creating an array of resources such as our online newsletter, e-*family news; World* at Home; *Growing Readers*; and Ready for School materials.

13

***Growing*** **at Bright Horizons expands our family resources by providing a single online destination that is designed to help parents and children grow together.** From cultivating a love of books through the Growing Readers Web site to channeling children's natural curiosity into scientific inquiry through Growing Scientists; from encouraging healthy habits on the Staying Healthy site to providing family-friendly educational resources aimed to help children prepare for success in school, each part of the *Growing* at Bright Horizons Web site inspires discovery, exploration, and quality learning experiences for the entire family. By supplementing the family's experience, this new online resource helps achieve new heights in quality educational programming — a vital component of our ongoing advancement.



14 Introduce *The World at Their Fingertips*, Bright Horizons' signature program for learning.

Establish online Bright Horizons University.

15

**We firmly believe that to grow, we must invest in the growth of our own employees – the roots of our success.** The continuous growth and development of our workforce ensures that we deliver the highest-quality educational programming and services to clients, their employees, and their families. That is why we launched Bright Horizons University (BHU) this year, an online portal of training sessions, resources, and tools that helps our employees achieve their career goals. BHU includes The Child Development Associate (CDA) National Credentialing Program, which meets all national criteria for early childhood licensing. Offering the CDA program through BHU supports our employees in their endeavors to earn the credentials they need to further their careers. BHU also includes 42 online courses, covering subjects such as communication, financial essentials, and effective project management. Bright Horizons University provides us with the platform to continue to cultivate a workforce that provides high-quality care and education today and into the future.

16

Named eight times by FORTUNE magazine as one of the "100 Best Companies to Work For." We believe that by being an employer of choice we are positioned to help our clients become great places to work.



17.

Launch the Bright Horizons HEART (Honesty, Excellence, Accountability, Respect, Teamwork) Principles, reflecting how we care for, nurture, and educate children; how we partner with parents and clients; and how we treat each other.



18

Create the Bright Horizons Diversity Council, headed by CEO Dave Lissy.

19

Launch the Bright Horizons Foundation for Children to further our mission of making a difference in the lives of children and families.



**No matter how much we expand, we will always remain grounded in our mission to make a difference in the lives of children in communities where we live and work.** Through the Bright Horizons Foundation for Children, we are able to bring light to children suffering through the darkest of circumstances. This year, we opened 20 new Bright Spaces™ — safe, educational, stimulating playrooms for homeless children — bringing the total to 129 across the country. And, we plan to open 40 more next year. We opened our first Bright Space in Europe, in London at Andrew Provan House in Notting Hill. Two more Bright Spaces are underway in Ireland and England.

Enter our next phase of supporting employers and working families by providing solutions for all of life's stages.

20



**Each of these steps has helped define and embolden the spirit that is Bright Horizons.**

We could not have made such leaps without the dedication, passion, and talent of more than 18,000 employees who make up our family. From the assistant teacher in Ames, Iowa, to the program coordinator in London, to the regional manager in New York City, to our home office team in Watertown, Massachusetts, the daily contributions of our employees underpin our success. Our clients, too, elevate us to new heights, as each new challenge they present propels us to exceed their exacting standards. As we push forward, we hope that the experience, insight, and ingenuity of the last 20 years will enable us to make an even bigger difference in the lives of children and working families.

Sincerely,

David H. Lissy
Chief Executive Officer

Mary Ann Tocio
President and Chief Operating Officer

# SELECTED FINANCIAL DATA

| | Year ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2006** | 2005 | 2004 | 2003 | 2002 |
| | (In thousands, except per share amounts) | | | | |
| Consolidated statement of income data: | | | | | |
| Revenue | **$ 697,865** | $ 625,259 | $ 551,763 | $ 472,756 | $ 407,532 |
| Amortization | **3,376** | 1,916 | 1,012 | 548 | 377 |
| Income from operations [1] | **71,663** | 60,656 | 46,753 | 34,583 | 26,249 |
| Income before taxes [1] | **71,267** | 61,942 | 47,096 | 34,645 | 26,273 |
| Net income [1] | **41,723** | 36,701 | 27,328 | 20,014 | 15,319 |
| Diluted earnings per share | **$ 1.52** | $ 1.29 | $ 0.98 | $ 0.75 | $ 0.59 |
| Weighted average diluted shares outstanding | **27,391** | 28,392 | 27,846 | 26,746 | 26,050 |
| Financial position at year end: | | | | | |
| Working capital (deficit) surplus | **$ (71,853)** | $ (25,016) | $ 11,819 | $ (2,269) | $ (8,725) |
| Total assets | **409,370** | 353,699 | 296,605 | 247,065 | 201,290 |
| Total long-term debt, including current maturities | **4,453** | 1,312 | 2,099 | 2,661 | 542 |
| Total stockholders' equity | **223,838** | 217,179 | 186,244 | 145,506 | 109,627 |
| Dividends per common share | **—** | — | — | — | — |
| Operating data at year end: | | | | | |
| Early care and education centers managed | **642** | 616 | 560 | 509 | 465 |
| Licensed capacity | **69,000** | 66,350 | 61,950 | 59,250 | 53,850 |

(1) *Financial statement amounts for 2006 include incremental compensation expense of $2.7 million ($2.0 million after taxes) related to the Company's adoption of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment". In accordance with the modified prospective method, financial statement amounts for the prior periods presented have not been adjusted.*

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

Bright Horizons Family Solutions, Inc. ("Bright Horizons" or the "Company") has made statements in this report that constitute forward-looking statements as that term is defined in the federal securities laws. Forward-looking statements generally are identified by the words "believes", "expects", "anticipates", "plans", "estimates", "projects" or similar expressions. These forward-looking statements concern the Company's operations, economic performance and financial condition, and include statements regarding: opportunities for growth; the number of early care and education centers expected to be added in future years; the profitability of newly opened early care and education centers; capital expenditure levels; the ability to incur additional indebtedness; strategic acquisitions, investments, and other transactions; changes in operating systems or policies and their intended results; and, our expectations and goals for increasing center revenue, improving our operational efficiencies, and our projected operating cash flows.

Although we believe that forward-looking statements are based on reasonable assumptions, expected results may not be achieved and actual results may differ materially from the Company's expectations. Forward-looking statements are subject to various known and unknown risks, uncertainties and other factors, including but not limited to the factors discussed in the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K. We caution you that these risks may not be exhaustive. We operate in a continually changing business environment and new risks emerge from time to time. You should not rely upon forward-looking statements except as statements of our present intentions and of our present expectations that may or may not occur. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

## EXECUTIVE SUMMARY AND GENERAL DISCUSSION

Bright Horizons is a leading provider of workplace services for employers and families. Workplace services include center-based child care, education and enrichment programs, elementary school education, back-up care, before and after school care, summer camps, vacation care, college admissions counseling services, and other family support services.

As of December 31, 2006, the Company managed 642 early care and education centers, with more than 60 early care and education centers under development. The Company has the capacity to serve approximately 69,000 children in 41 states, the District of Columbia, Puerto Rico, Canada, Ireland and the United Kingdom, and has partnerships with many leading employers, including more than 95 *Fortune 500* companies and 75 of *Working Mother Magazine's* "100 Best Companies for Working Mothers". The Company's 534 North American centers average a capacity of 118 children per location or approximately 63,000 in total capacity, while the 108 early care and education centers in the United Kingdom and Ireland average a capacity of approximately 57 children per location or approximately 6,000 in total capacity. At December 31, 2006, approximately 60% of the Company's centers were operated under profit and loss ("P&L") arrangements and approximately 40% were management ("Cost Plus") models. The Company seeks to cluster centers in geographic areas to enhance operating efficiencies and to create a leading market presence.

The Company seeks to enhance its reputation as the provider of choice for a broad spectrum of work-life services. In 2006, the Company expanded its ancillary service offerings to clients with the acquisition of College Coach, which specializes in college admissions counseling. In addition to college counseling services the Company offers strategic work/life consulting and other services designed to assist clients in providing a broader offering of work/life benefits to their employees.

Bright Horizons operates centers for a diversified group of clients. At December 31, 2006, the Company's early care and education centers were affiliated with the following industries:

| Industry Classification | Percentage of Centers |
|---|---|
| Consumer | 5% |
| Financial Services | 15% |
| Government and Education | 15% |
| Healthcare | 10% |
| Industrial/Manufacturing | 10% |
| Office Park Consortiums | 30% |
| Pharmaceutical | 5% |
| Professional Services and Other | 5% |
| Technology | 5% |

The principal elements of the Company's business strategy are to be the partner of choice, provider of choice and employer of choice. This business strategy is centered on several key elements: identifying and executing on growth opportunities with new and existing clients; achieving sustainable operating margin improvement; maintaining our competitive advantage as the employer of choice in our field; and, continuing the high quality of our programs and customer satisfaction. The alignment of key demographic, social and workplace trends combined with an overall under supply of quality childcare options for working families continues to fuel strong interest in the Company's services. General economic conditions and the business climate in which individual clients operate remain the largest variables in terms of future performance. These variables impact client capital and operating spending budgets, industry specific sales leads and the overall sales cycle, as well as labor markets and wage rates as competition for human capital fluctuates.

The Company achieved revenue growth of approximately 12% for the year ended December 31, 2006 as compared to 2005. The revenue growth was principally due to the increase in the number of centers the Company operates, additional enrollment in ramping centers as well as in mature centers, price increases of 4-5% and expanded services for existing clients. The Company added 49 centers since December 31, 2005 through a combination of organic growth, acquisitions, and transitions of management of existing programs. Acquisitions remain an important element of the Company's overall growth strategy, and of the new centers added in 2006, 19 were added via acquisition, adding a group of 7 centers in the United States and a total of 12 centers in the United Kingdom. Another key element of the Company's growth strategy is expanding relationships with existing clients. In 2006, the Company added 8 new locations for 6 multi-site clients, and the Company now serves a total of 50 multi-site clients at 227 locations. Lastly, the Company introduced enhanced service offerings such as Back-Up Care Advantage and the aforementioned college admissions counseling services as a way to extend client relationships.

The Company improved operating margins from 9.7% in 2005 to 10.3% in 2006, through disciplined pricing strategies which enable management to systematically increase prices in advance of cost increases, careful management of personnel costs, favorable trends in personnel related costs, modest enrollment gains, and the addition of mature centers through acquisitions and transitions of management. The improvement in operating margin is also attributable to the contributions of ChildrenFirst, Inc., whose operating results were included for four months in 2005 upon the completion of their acquisition in the third quarter, compared to a full year in 2006. The ChildrenFirst back-up centers generate higher margins, on average, than the Company's full service centers. The opportunity to achieve additional margin improvement in the future will be dependent upon the Company's ability to achieve the following: continued incremental enrollment growth in our mature and ramping centers; annual tuition increases above the levels of annual wage increases; careful cost management; additional growth in expanded service offerings to clients; and the successful integration of acquisitions and transitions of management to our network of centers.

Finally, one of the Company's guiding principles is its focus on sustaining the high quality of its services and programs while achieving revenue growth and increasing operating profitability. Nearly 80% of the Company's eligible domestic early care and education centers are accredited by the National Association for the Education of Young Children ("NAEYC"). The Company also operates high quality programs based on the accreditation standards of the Office of Standards in Education ("OFSTED") and National Child Nursery Association ("NCNA") care standards in the United Kingdom and Ireland, respectively.

New Centers

In 2006, the Company added 49 early care and education centers with a total capacity of approximately 4,300 children. Of these center additions, 19 were added through acquisition, 7 through transition from previous management and 23 were new centers developed by Bright Horizons. In the same period, the Company closed 23 centers that were either not meeting operating objectives or transitioned to other service providers. The Company currently has over 60 centers under development, scheduled to open over the next 12 to 24 months, and currently expects to be operating between 670 - 680 centers at the end of 2007.

Center Economics

The Company's revenue is principally derived from the operation of early care and education centers. Early care and education center revenues consist of tuition, which is comprised of amounts paid by parents, supplemented in some cases by payments from employer sponsors and, to a lesser extent, by payments from government agencies. Revenue also includes management fees and operating subsidies, paid either in lieu of or to supplement parent tuition, paid by employer sponsors. Parent tuitions comprise the largest component of a center's revenue and are billed on a monthly or weekly basis, generally payable in advance. The parent tuitions are typically comparable to or slightly higher than prevailing area market rates for tuition. Amounts due from employer sponsors are payable monthly and may be dependent on a number of factors such as enrollment, the extent to which the sponsor subsidizes parent tuitions, the quality enhancements a sponsor wishes to make in the operations of the center, and budgeted amounts. Management fees are generally fixed and payable monthly. Revenue is recognized as services are provided. Amounts paid in advance are recorded as deferred revenue and are recognized as it is earned.

Although the specifics of Bright Horizons' contractual arrangements vary widely, they generally can be classified into two categories: (i) the management or cost plus ("Cost Plus") model, where Bright Horizons manages an early care and education center under a cost-plus agreement with an employer sponsor, and (ii) the profit and loss ("P&L") model, where the Company assumes the financial risk of the early care and education center's operations. The P&L model center may be either sponsored or leased as more fully described below. Under each model type Bright Horizons retains responsibility for all aspects of operating the early care and education center, including the hiring and paying of employees, contracting with vendors, purchasing supplies and collecting tuition and related accounts receivable.

### The Management (Cost Plus) Model

Early care and education centers operating under the Cost Plus model currently represent approximately 40% of our early care and education centers. Under the Cost Plus model, the Company receives a management fee from an employer sponsor and an operating subsidy within an agreed upon budget to supplement tuition received from parents. The sponsor typically provides for the facility, pre-opening and start-up costs, capital equipment and facility maintenance. The Cost Plus model enables the employer sponsor to have a greater degree of control with respect to budgeting, spending, and operations. Cost Plus contracts have terms that generally range from three to five years. The Company is responsible for maintenance of quality standards, recruitment of early care and education center directors and teachers, implementation of curricula and programs, and interaction with parents.

### The Profit and Loss Model

Early care and education centers operating under the P&L model currently represent approximately 60% of our early care and education centers. Bright Horizons retains financial risk for P&L early care and education centers and is therefore subject to variability in financial performance due to fluctuating enrollment levels. The P&L model can be classified into two subcategories: (i) sponsored model, where Bright Horizons provides early care and educational services on a priority enrollment basis for employees of an employer sponsor, and (ii) leased model, where the Company may provide priority early care and education to the employees of multiple employers located within a real estate developer's property or the community at large.

#### *Sponsored Model*

The sponsored model is typically characterized by a single employer (corporation, hospital, government agency or university), but may involve a consortium of employers, entering into a contract with the Company to provide early care and education at a facility located in or near the sponsor's offices. The sponsor generally provides for the facilities or construction of the early care and education center, pre-opening expenses and assistance with start-up costs as well as capital equipment and initial supplies and, on an ongoing basis, may pay for maintenance and repairs. In some cases, the sponsor may also provide various subsidies, which may take the form of a fixed financial subsidy, tuition assistance to the employees, or minimum enrollment guarantees to Bright Horizons. Children of the sponsor's employees typically are granted priority enrollment at the early care and education center. Operating contracts have terms that generally range from three to five years.

#### *Lease Model*

A lease model early care and education center is typically located in an office building or office park. The early care and education center serves as an amenity to the real estate developer's tenants, giving the developer an advantage in attracting quality tenants to their site. In addition, the Company may establish an early care and education center in circumstances where it has been unable to cultivate sponsorship, or where sponsorship opportunities do not currently exist. In these instances the Company will typically lease space in locations where experience and demographics indicate that demand for the Company's services exists. While the facility is open to general enrollment from the nearby community, the Company may also receive additional sponsorship from employers who purchase full service child care or back-up care benefits for their employees. Bright Horizons typically negotiates lease terms of 10 to 15 years, with renewal options.

Cost of services consists of direct expenses associated with the operation of early care and education centers. Cost of services consists primarily of staff salaries, taxes and benefits; food costs; program supplies and materials; parent marketing; and occupancy costs. Personnel costs are the largest component of a center's operating costs, and comprise approximately 80% of a center's operating expenses. The Company is often responsible for additional costs in a P&L model center that are typically paid or provided directly by a client in centers operating under the Cost Plus model, such as occupancy costs. As a result, personnel costs in centers operating under the P&L models will often represent a smaller percentage of overall costs in early care and education centers when compared to the Cost Plus models.

Selling, general and administrative ("SG&A") expenses are composed primarily of salaries, taxes and benefits for non-center personnel, including corporate, regional and business development personnel; accounting, legal and public reporting compliance fees; information technology; occupancy costs for corporate and regional personnel; and other general corporate expenses.

Seasonality

The Company's business is subject to seasonal and quarterly fluctuations. Demand for early care and education services has historically decreased during the summer months, at which time families are often on vacation or have alternative child care arrangements. In addition, enrollment declines as older children transition to elementary schools. Demand for the Company's services generally increases in September and October to normal enrollment levels upon the beginning of the new school year and remains relatively stable throughout the rest of the school year. Results of operations may also fluctuate from quarter to quarter as a result of, among other things, the performance of existing centers that may include enrollment and staffing fluctuations, the number and timing of new center openings and/or acquisitions, the length of time required for new centers to achieve profitability, center closings, refurbishment or relocation, the model mix (P&L vs. Cost Plus) of new and existing centers, the timing and level of sponsorship payments, competitive factors, and general economic conditions.

## RESULTS OF OPERATIONS

The following table has been compiled from the Company's audited consolidated financial statements and sets forth statement of income data as a percentage of revenue for the years ended December 31, 2006, 2005, and 2004:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Revenue | **100.0%** | 100.0% | 100.0% |
| Cost of services | **80.2** | 81.6 | 83.3 |
| Gross profit | **19.8** | 18.4 | 16.7 |
| Selling, general and administrative | **9.1** | 8.4 | 8.0 |
| Amortization | **0.4** | 0.3 | 0.2 |
| Income from operations | **10.3** | 9.7 | 8.5 |
| Interest income | — | 0.2 | — |
| Interest expense | **(0.1)** | — | — |
| Income before income taxes | **10.2** | 9.9 | 8.5 |
| Income tax expense | **4.2** | 4.0 | 3.5 |
| Net income | **6.0%** | 5.9% | 5.0% |

## COMPARISON OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2006 TO THE YEAR ENDED DECEMBER 31, 2005

**Revenue**

Revenue increased $72.6 million, or 11.6%, to $697.9 million in 2006 from $625.3 million in 2005. Revenue growth is primarily attributable to the net addition of new early care and education centers, modest growth in enrollment at existing centers, and tuition increases of approximately 4-5%. At December 31, 2006, the Company operated 642 early care and education centers, as compared with 616 at December 31, 2005, a net increase of 26 centers and a net increase of 4.0% in overall capacity. The increase in revenue is also attributable to the Company's recent acquisitions. The acquisition of child care centers in 2006, and the full year contributions of the ChildrenFirst network of back-up centers acquired in September 2005, collectively contributed approximately $30 million in revenue. Acquisitions and transitions of management typically do not have the ramp-up period associated with organic growth, and begin operating at more mature levels.

Revenue related to ancillary services increased $2.3 million primarily due to the acquisition of College Coach in the third quarter of 2006.

The Company has been notified by the United Auto Workers and Ford Motor Company ("UAW-Ford") that effective July 1, 2007, they expect to close 7 child care centers currently managed by the Company under a cost-plus arrangement. Although the Company will not bear any costs associated with closing these facilities, we expect that the reduction in services to be provided will result in a reduction in overall revenue by approximately $14 million in 2007, and by an additional $10 million in 2008.

**Gross Profit**

Gross profit increased $23.0 million, or 19.9%, to $138.3 million in 2006 from $115.3 million in 2005. Gross profit as a percentage of revenue increased from 18.4% in 2005 to 19.8% in 2006. One of the key factors in the increase in gross profit margin is the contribution of the ChildrenFirst back-up centers whose margins are, on average, higher than the Company's full service centers. In addition, gross profit increased due to: modest improvements in enrollment which drive operating efficiencies at the center level as the fixed costs are absorbed over a broader tuition base; contributions from Cost Plus centers opened during the past twelve months, transitions of management and acquisitions, which enter the network of centers at mature operating levels; and annual tuition rate increases ahead of wage increases coupled with careful cost management at existing programs. Operating margins were also positively impacted by favorable trends and expense reductions in employee benefits and workers compensation insurance. Should this trend not continue, or should we experience an increase in costs compared to prior periods, the Company's operating margins could be impacted. Gross profit was also modestly impacted by College Coach, whose profit margins are higher than those of the Company's overall child care operations.

The increases in gross profit were offset in part by incremental compensation expense related to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS 123R"), which resulted in approximately $400,000 of additional stock-based compensation in cost of services. In addition, the Company opened 12 lease model centers in 2006, which experience losses during the pre-opening and ramp-up stages of their operations. The Company is also in the pre-opening stage at several additional lease model centers currently under development.

The closings of the UAW-Ford childcare centers referenced above will have the effect of reducing operating profit by approximately $2 million in 2007 and an additional $1 million in 2008.

### Selling, General and Administrative Expenses

SG&A increased $10.5 million, or 20.0%, to $63.2 million in 2006 from $52.7 million in 2005. SG&A as a percentage of revenue increased from 8.4% in 2005 to 9.1% in 2006. The increase in SG&A from 2005 is related to the adoption of SFAS 123R, resulting in incremental SG&A expense of approximately $2.3 million. In addition, ChildrenFirst centers and College Coach, which were acquired in September 2005 and August 2006, respectively, require proportionately higher overhead support costs.

### Amortization

Amortization expense on intangible assets totaled $3.4 million in 2006 compared to $1.9 million in 2005. The increase relates to the addition of certain trade names, non-compete agreements, customer relationships and contract rights arising from acquisitions the Company completed in 2006 and the full year effect of acquisitions completed in 2005, which are subject to amortization. Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", the Company assessed its goodwill balances and intangible assets with indefinite lives and found no impairment at December 31, 2006 or 2005. The Company expects amortization to approximate $4.4 million in 2007, which incorporates the full year impact of acquisitions completed in 2006.

### Income from Operations

Income from operations totaled $71.7 million in 2006 compared with income from operations of $60.7 million in 2005, an increase of $11.0 million, or 18.1%. Operating income as a percentage of revenue increased to 10.3% in 2006 from 9.7% in 2005, due to the gross margin improvement.

### Interest Income

Interest income in 2006 totaled $452,000 compared to interest income of $1.5 million in 2005. The decrease in interest income is largely due to lower cash balances resulting from payments for acquisitions and stock repurchases in 2006.

### Interest Expense

Interest expense in 2006 totaled $848,000 as compared to interest expense of $191,000 in 2005. The increase in interest expense is largely due to borrowings from the line of credit in 2006. The Company expects interest expense to increase in 2007 due to borrowings under the Company's line of credit.

### Income Tax Expense

The Company had an effective tax rate of 41.5% in 2006 and of 40.7% in 2005. The increase in the tax rate is primarily due to the non-deductibility associated with certain options being expensed under SFAS 123R. The Company expects that the tax rate for 2007 will approximate 41 - 42%, consistent with the overall rate in 2006.

## COMPARISON OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005 TO THE YEAR ENDED DECEMBER 31, 2004

**Revenue**

Revenue increased $73.5 million, or 13.3%, to $625.3 million in 2005 from $551.8 million in 2004. At December 31, 2005, the Company operated 616 early care and education centers, as compared with 560 at December 31, 2004, for a net increase of 56 centers, which contributed to the growth in revenue. Growth in revenue was also attributable to additional enrollment in existing centers of approximately 1% and tuition increases of approximately 4-5%. The acquisition of ChildrenFirst in September 2005, along with other smaller acquisitions in 2005, contributed approximately $17.0 million in revenue in 2005 from the date of acquisition, which on a pro forma basis would approximate $42.0 million annually.

**Gross Profit**

Gross profit increased $23.3 million, or 25.4%, to $115.3 million in 2005 from $92.0 million in 2004. Gross profit as a percentage of revenue increased from 16.7% in 2004 to 18.4% in 2005 due principally to contributions from incremental enrollment in our mature and maturing base of centers, tuition increases that outpaced operating cost increases and careful management of center based personnel costs, coupled with proportionately higher margins from the acquired ChildrenFirst centers. The influence of a greater proportion of mature centers in the Company's mix also had the effect of increasing overall margins as did the contributions from transitions of management.

**Selling, General and Administrative Expenses**

SG&A increased $8.5 million, or 19.3%, to $52.7 million in 2005 from $44.2 million in 2004. SG&A as a percentage of revenue increased from 8.0% in 2004 to 8.4% in 2005. The increase in SG&A as a percentage of revenue is primarily attributable to proportionately higher overhead support for the ChildrenFirst centers acquired in the third quarter of 2005 as well as increased spending for compliance with the regulations under Section 404 of the Sarbanes-Oxley ("SOX") Act of 2002. The costs of complying with these regulations approximated $2.7 million in 2005, of which approximately $400,000 incurred in the first quarter of 2005 related to spending for 2004 SOX compliance. The Company anticipates the majority of these costs to continue in future periods. The remaining dollar increase in SG&A spending is primarily attributable to investments in regional and divisional management, as well as general corporate and administrative personnel, which the Company believes are necessary to support long-term growth.

**Amortization**

Amortization expense totaled $1.9 million in 2005 compared to $1.0 million in 2004. The increase relates to certain trade names, non-compete agreements, customer relationships and contract rights arising from 2005 acquisitions and the full year effect of acquisitions completed in 2004, which are subject to amortization. Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", the Company assessed its goodwill balances and intangible assets with indefinite lives and found no impairment at December 31, 2005 or 2004.

### Income from Operations

Income from operations totaled $60.7 million in 2005 compared to income from operations of $46.8 million in 2004, an increase of $13.9 million, or 29.7%.

### Interest Income

Interest income in 2005 totaled $1.5 million compared to interest income of $508,000 in 2004. The increase in interest income is attributable to higher levels of invested cash and increased average investment yields.

### Interest Expense

Interest expense in 2005 totaled $191,000 compared to interest expense of $165,000 in 2004.

### Income Tax Expense

The Company had an effective tax rate of 40.7% in 2005 compared to a tax rate of 42.0% in 2004 due to proportionately higher contributions from foreign jurisdictions which were taxed at a lower rate than domestic earned income.

## LIQUIDITY AND CAPITAL RESOURCES

The Company's primary cash requirements are for the ongoing operations of its existing early care and education centers and the addition of new centers through development or acquisition. The Company's primary sources of liquidity have been cash flow from operations and existing cash balances, which were $7.1 million at December 31, 2006. The Company's cash balances are supplemented by borrowings available under the Company's $60 million line of credit. Borrowings against the line of credit of $35.0 million were outstanding at December 31, 2006. The Company had a working capital deficit of $71.9 million at December 31, 2006 and of $25.0 million at December 31, 2005, arising primarily from long term investments in fixed assets and acquisitions, as well as purchases of the Company's Common Stock. Bright Horizons anticipates that it will continue to generate positive cash flows from operating activities in 2007 and that the cash generated will be used principally to fund ongoing operations of its new and existing early care and education centers, as well as to repay amounts outstanding under its line of credit.

Cash provided by operating activities was $54.7 million for the year ended December 31, 2006 compared to $50.1 million, and $37.3 million for the years ended December 31, 2005 and 2004, respectively. The increase in cash provided from operations is primarily the result of increases in net income and other non-cash expenses (primarily depreciation, amortization and stock-based compensation). These amounts were offset by increases in accounts receivable, which were primarily due to the timing and amount of payments and are of a normal and recurring nature. Lastly, cash provided from deferred revenue balances was less than in 2005 due to the timing of receipts and the amortization of balances for long-term arrangements.

Cash used in investing activities was $58.1 million for the year ended December 31, 2006 compared to $64.9 million and $33.9 million for the years ended December 31, 2005 and 2004, respectively. Fixed asset additions totaled $32.7 million in 2006 compared to $15.6 million in 2005 and $13.0 million in 2004. Approximately $21.0 million of fixed asset additions in 2006 related to new early care and education centers and the remainder being primarily related to the refurbishment of existing early care and education centers. Capital expenditures for new early care and education centers were approximately $8.6 million in 2005 and $4.1 million in 2004. Cash paid for acquisitions totaled $24.8 million in 2006 compared to $54.9 million in 2005 and $21.0 million in 2004. The Company expects investments in its early care and education centers to approximate 2006 levels in 2007.

Cash used in financing activities totaled $11.5 million for the year ended December 31, 2006, compared to cash used in financing activities of $5.5 million in 2005 and cash provided by financing activities of $5.0 million in 2004. The increase in cash used by financing activities from 2005 and the decrease in cash provided by financing activities from 2004 relates to the repurchase of approximately 1.5 million shares of the Company's Common Stock in 2006, for a total of approximately $54.1 million. This use of cash was partially offset by net borrowings from the Company's line of credit of $35.0 million in 2006. Additionally, upon the adoption of SFAS 123R, the Company recorded an excess tax benefit related to the vesting or exercise of equity instruments of $2.6 million that had been previously reported as cash flow from operating activities.

The Company repurchases shares of its Common Stock as authorized by the Board of Directors. In 1999, the Board of Directors approved a plan to repurchase up to 2.5 million shares of the Company's Common Stock. The Company completed the repurchase of the authorized shares under this plan in 2006. The Board of Directors approved a new plan to repurchase an additional 3 million shares of the Company's Common Stock in June 2006. In the year ended December 31, 2006, the Company repurchased approximately 1.5 million shares at a cost of $54.1 million, of which 381,000 shares were repurchased under the 2006 plan. A total of 1 million shares repurchased under authorized plans were retired prior to 2005. Share repurchases under the stock repurchase program may be made from time to time in accordance with applicable securities regulations in open market or privately negotiated transactions. The actual number of shares purchased and cash used, as well as the timing of purchases and the prices paid, will depend on future market conditions.

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist primarily of institutional money market accounts. The carrying value of these instruments approximates market value due to their short term nature.

**Contractual Cash Flows**

The Company has contractual obligations for payments under operating leases and debt agreements payable as follows:

| | Payments due by period (in millions) | | | | | | |
|---|---|---|---|---|---|---|---|
| *Contractual Obligation* | Total | 2007 | 2008 | 2009 | 2010 | 2011 | Thereafter |
| Long-Term Debt, including interest | $ 5.3 | $ 5.2 | $ 0.1 | $ — | $ — | $ — | $ — |
| Operating Leases | 245.1 | 32.9 | 31.5 | 29.6 | 26.6 | 21.7 | 102.8 |
| Total | $ 250.4 | $ 38.1 | $ 31.6 | $ 29.6 | $ 26.6 | $ 21.7 | $ 102.8 |

In September 2006, the Company issued unsecured notes payable totaling $3.6 million to two individuals in conjunction with the acquisition of five centers in the United Kingdom. The notes are subject to a variable rate of interest calculated using the Base Rate in the United Kingdom less 1.5%. Interest is payable semi-annually in April and October. The notes are due August 31, 2016, but are callable by the holders. These notes are included in the long-term debt amount above.

The Company also has contractual obligations for customer advances totaling $7.3 million as of December 31, 2006, which are repayable at the completion of the contractual arrangements. Because of renewal options, the repayment dates for such advances cannot be predicted.

In June 2004, the Company entered into service agreements to manage a group of family programs and amended an agreement to manage an existing child care and education center in exchange for the transfer of land and buildings. The Company recorded fixed assets and deferred revenue of $9.4 million in connection with the transactions. The deferred revenue will be earned over the terms of the arrangements of 6.5 and 12 years, respectively. In the event of default under the terms of the contingent notes payable associated with the service agreements, the Company would be required to tender a payment equal to the unrecognized portion of the deferred revenue or surrender the applicable property. The unrecognized portion of the deferred revenue related to these agreements was $6.2 million at December 31, 2006.

The Company has a five-year unsecured revolving credit facility in the amount of $60.0 million, which matures on July 22, 2010, with any amounts outstanding at that date payable in full. The revolving credit facility includes an accordion feature that allows the Company to increase the amount of the revolving credit facility by an additional $40.0 million, subject to lender commitments for the additional amounts. Borrowings against the line of credit of $35.0 million were outstanding at December 31, 2006. In addition, four letters of credit have been issued under this facility to guarantee certain utility payments for up to $80,000, certain rent payments for up to $200,000, and certain premiums and deductible reimbursements for up to $486,000. The letters of credit issued reduced the amounts available for borrowing by $636,000 at December 31, 2006. No amounts have been drawn against any of these letters of credit.

Commitments and Contingencies

In connection with one of our business acquisitions in 2006, the Company entered into an acquisition agreement that included provisions for additional contingent consideration, also referred to as "earn-out" provisions. These provisions require that we pay to the sellers of the business additional amounts contingent on the achievement of certain performance targets by the acquired business during the next five years. The payments will be made after a certain period of time if the performance criteria are met. The first payment is due in 2008. Since the size of each payment depends upon the performance of the acquired business, we do not expect that such payments will have a material adverse impact on our future results of operations or financial condition.

Management believes that funds provided by operations, the Company's existing cash and cash equivalent balances and borrowings available under its line of credit will be adequate to meet planned operating and capital expenditures for the next 12 months. However, if the Company were to make any significant acquisitions or investments in the purchase of facilities for new or existing early care and education centers, it may be necessary for the Company to obtain additional debt or equity financing. There can be no assurance that the Company would be able to obtain such financing on reasonable terms, if at all.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Bright Horizons prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the applicable reporting periods. Actual results could differ from these estimates, and such differences could affect the results of operations reported in future periods. The accounting policies we believe are critical in the preparation of the Company's consolidated financial statements relate to revenue recognition, accounts receivable, goodwill and other intangibles, liability for insurance obligations, stock-based compensation, and income taxes.

**Revenue Recognition**

The Company recognizes revenue in accordance with Security and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", as modified by Emerging Issues Task Force ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables", and SAB No. 104, "Revenue Recognition", which require that four basic criteria be met before recognizing revenue: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectibility is reasonably assured. In those circumstances where the Company enters into arrangements with a client that involve multiple revenue elements, the consideration is allocated to the elements based on fair value and revenue recognition is considered separately for each individual element. Center-based care revenues consist primarily of tuition, which is comprised of amounts paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenue may also include management fees, operating subsidies paid either in lieu of or to supplement parent tuition, and fees for other services. The Company recognizes revenue on a gross basis in accordance with EITF No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", as services are performed. In some instances, the Company receives revenue in advance of services being rendered, in which case, revenue is deferred until the services have been provided. Under all types of operating arrangements, the Company retains responsibility for all aspects of operating the early care and education centers, including the hiring and paying of employees, contracting with vendors, purchasing supplies, and collecting tuition and related accounts receivable.

**Accounts Receivable**

The Company generates accounts receivable from fees charged to parents and client sponsors and, to a lesser degree, government agencies. The Company monitors collections and payments from these customers and maintains a provision for estimated losses based on historical trends, in addition to provisions established for specific customer collection issues that have been identified. Amounts charged to this provision for uncollectible accounts receivable have historically been within the Company's expectations, but there can be no assurance that historical trends will be indicative of the Company's future experience.

**Goodwill and Other Intangibles**

The Company accounts for acquisitions in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Accounting for Business Combinations" ("SFAS 141"). Accounting for acquisitions requires management to make estimates related to the fair value of assets and liabilities acquired, including the identification and valuation of intangible assets, with any residual balance being allocated to goodwill. Management also makes assessments concerning the estimated useful lives of the intangible assets.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill and intangible assets with indefinite lives are not subject to amortization, but are monitored annually for impairment, or more frequently if there are indicators of impairment. Should it be determined that any of these assets have been impaired, the Company would be required to record an impairment charge in the period the impairment is identified. The Company was not required to record an impairment charge in 2006; however, there can be no assurance that such a charge will not be recorded in future periods.

### Liability for Insurance Obligations

The Company self-insures a portion of its medical insurance plans and has a high deductible workers' compensation plan, and has various deductibles for other insurance plans. Due to the nature of these liabilities, some of which may not fully manifest themselves for several years, the Company estimates the obligations for liabilities incurred but not yet reported or paid based on available data and historical experience. While management believes that the amounts accrued for these obligations are sufficient, any significant increase in the number of claims or costs associated with claims made under these plans could have a material adverse effect on the Company's financial results.

### Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No.123R, "Share-Based Payment" ("SFAS 123R") and SAB No. 107, "Share-Based Payment" ("SAB 107") to account for stock-based compensation. SFAS 123R was applied using the modified prospective method, which results in the provisions of SFAS 123R only being applicable to the consolidated financial statements on a prospective basis. Stock-based compensation cost is measured at grant date based on the value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited. The Company calculates the fair value of stock options using the Black-Scholes option-pricing model and the fair value of restricted stock based on intrinsic value at grant date. Measurement under the Black-Scholes model requires management to make estimates related to expected stock price volatility, option life, turnover, and risk-free interest rate, which could impact the value and expense recognized.

### Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Accounting for income taxes requires management to estimate its income taxes in each jurisdiction in which it operates. The future tax effect of temporary differences that arise from differences in the recognition of items included in income for accounting and tax purposes, such as deferred revenue, depreciation and certain expenses, are recorded as deferred tax assets or liabilities. The Company estimates the likelihood of recovery of these assets, which are dependent on future levels of profitability and enacted tax rates. Should any amounts be determined not to be recoverable, or assumptions change, the Company would be required to record an expense, which could have a material effect on the Company's financial position or results of operations.

## RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS No. 109, "Accounting for Income Taxes". FIN 48 clarifies the accounting for uncertainty in tax positions and requires that the impact of tax positions be recorded in the financial statements if it is more likely than not that such positions will be sustained on audit, based on the technical merits of the positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company has completed a preliminary evaluation of FIN 48 and does not expect the adoption of FIN 48 to have a material impact on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles in the United States. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company has not yet adopted this pronouncement and is currently evaluating the expected impact that the adoption of SFAS 157 will have on its consolidated financial position and results of operations.

## INFLATION

The Company does not believe that inflation has had a material effect on its results of operation. There can be no assurance, however, that the Company's business will not be materially affected by inflation in the future.

## MARKET RISK

### Quantitative and Qualitative Disclosures About Market Risk

The Company holds no market risk sensitive instruments, for trading purposes or otherwise.

We have limited exposure to market risk due to the nature of our financial instruments. Our financial instruments at December 31, 2006 consisted of cash and equivalents and accounts receivable. The Company believes that the carrying value of its financial instruments at December 31, 2006 approximates their fair value. The Company's primary market risk exposures relate to foreign currency exchange rate risk and interest rate risk.

### Foreign Currency Risk

The Company's exposure to fluctuations in foreign currency exchange rates is primarily the result of foreign subsidiaries domiciled in the United Kingdom, Ireland and Canada. The Company does not currently use financial derivative instruments to hedge foreign currency exchange rate risks associated with its foreign subsidiaries.

The assets and liabilities of the Company's Canada, Ireland and United Kingdom subsidiaries, whose functional currencies are the Canadian dollar, Euro and British pound, respectively, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for subsidiaries using a functional currency other than U.S. dollars are included as a cumulative translation adjustment in stockholders' equity and as a component of comprehensive income. Management estimates that had the exchange rate in each country unfavorably changed by 10% relative to the U.S. dollar, the Company's consolidated earnings before taxes in 2006 would have decreased by approximately $450,000.

**Interest Rate Risk**

Interest rate exposure relates primarily to the effect of interest rate changes on our investment portfolio, borrowings outstanding under our line of credit, and outstanding notes payable. As of December 31, 2006, the Company's investment portfolio primarily consisted of institutional money market funds, which due to their short maturities are considered cash equivalents. The Company's primary objective with its investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. These investments approximated $20,000 at December 31, 2006 and had an average interest rate of approximately 4.6% during the year. As a result of the short maturity and conservative nature of the investment portfolio, a sudden change in interest rates should not have a material effect on the value of the portfolio. Management estimates, that had the average yield of the Company's positions in these investments and its other interest bearing accounts decreased by 100 basis points in 2006, the Company's interest income for the year would have decreased by approximately $50,000. This estimate assumes that the decrease would have occurred on the first day of 2006 and reduced the yield of each investment instrument by 100 basis points. The impact on the Company's future interest income as a result of future changes in investment yields will depend largely on the gross amount of the Company's investments.

The Company had borrowings of $35.0 million outstanding at December 31, 2006 under its variable-rate line of credit that were subject to a weighted average interest rate of 6.4% during the period. Based on the outstanding borrowings under the line of credit at December 31, 2006, management estimates that had the average interest rate on the Company's borrowings increased by 100 basis points in 2006, the Company's interest expense for the year would have increased by approximately $100,000. This estimate assumes the interest rate of each borrowing is raised by 100 basis points. The impact on the Company's future interest expense as a result of future changes in interest rates will depend largely on the gross amount of the Company's borrowings.

In September 2006, the Company issued unsecured notes payable totaling $3.6 million to two individuals in conjunction with an acquisition in the United Kingdom. The notes are subject to a variable rate of interest and were fully outstanding at December 31, 2006. The notes were subject to a weighted average interest rate of 3.5% during the period. If the average interest rate increased by 100 basis points in 2006, the Company's interest expense for the notes would have increased by approximately $10,000. This estimate assumes that the increase would have occurred the date they were issued in 2006. The impact on the Company's future interest expense as a result of future changes in interest rates will depend largely on the notes payable outstanding.

# EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Bright Horizons maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure.

Under the supervision of and with the participation of the Company's Disclosure Committee and management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(b), promulgated under the Exchange Act. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective, as of December 31, 2006.

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, using the framework specified in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

Management has excluded from its assessment of internal control over financial reporting as of December 31, 2006 the five businesses acquired during fiscal 2006 whose financial statements constitute less than 2% of net and total assets, revenues, and net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bright Horizons Family Solutions, Inc.
Watertown, Massachusetts

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Bright Horizons Family Solutions, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at five businesses acquired during fiscal year 2006 and whose financial statements constitute less than 2% of net and total assets, revenues, and net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at the five acquired businesses. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 1, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), "Shared-Based Payment," effective January 1, 2006.

Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
March 1, 2007

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bright Horizons Family Solutions, Inc.
Watertown, Massachusetts

We have audited the accompanying consolidated balance sheets of Bright Horizons Family Solutions, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Shared-Based Payment," effective January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
March 1, 2007

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bright Horizons Family Solutions, Inc.:

In our opinion, the consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 2004 present fairly, in all material respects, the results of operations and cash flows of Bright Horizons Family Solutions, Inc. and its subsidiaries for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 28, 2007

# CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

| December 31, | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 7,115 | $ 21,650 |
| Accounts receivable, net of allowance for doubtful accounts of $1,209 and $1,258 for 2006 and 2005, respectively | 38,644 | 28,738 |
| Prepaid expenses and other current assets | 19,915 | 14,472 |
| Current deferred income taxes | 13,832 | 14,235 |
| Total current assets | 79,506 | 79,095 |
| Fixed assets, net | 137,312 | 116,462 |
| Goodwill | 145,070 | 120,507 |
| Other intangibles, net | 38,150 | 28,720 |
| Noncurrent deferred income taxes | 5,858 | 6,467 |
| Other assets | 3,474 | 2,448 |
| Total assets | $ 409,370 | $ 353,699 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 4,376 | $ 628 |
| Line of credit payable | 35,000 | — |
| Accounts payable and accrued expenses | 54,242 | 54,478 |
| Deferred revenue | 40,884 | 40,018 |
| Income taxes payable | 5,507 | 3,260 |
| Other current liabilities | 11,350 | 5,727 |
| Total current liabilities | 151,359 | 104,111 |
| Long-term debt, net of current portion | 77 | 684 |
| Accrued rent and related obligations | 10,651 | 7,440 |
| Other long-term liabilities | 7,296 | 5,916 |
| Deferred revenue, net of current portion | 13,467 | 16,174 |
| Deferred income taxes | 2,682 | 2,195 |
| Total liabilities | 185,532 | 136,520 |
| Commitments and contingencies (Note 13) | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value: 5,000,000 shares authorized, none issued or outstanding | | |
| Common stock, $0.01 par value: | | |
| Authorized: 50,000,000 shares at December 31, 2006 and 2005 | | |
| Issued: 27,942,000 and 27,462,000 shares at December 31, 2006 and 2005, respectively | | |
| Outstanding: 26,095,000 and 27,144,000 shares at December 31, 2006 and 2005, respectively | 279 | 274 |
| Additional paid-in capital | 123,869 | 112,511 |
| Deferred compensation | — | (1,231) |
| Treasury stock, at cost: 1,847,000 and 318,000 shares at December 31, 2006 and 2005, respectively | (65,283) | (11,234) |
| Cumulative translation adjustment | 9,546 | 3,155 |
| Retained earnings | 155,427 | 113,704 |
| Total stockholders' equity | 223,838 | 217,179 |
| Total liabilities and stockholders' equity | $ 409,370 | $ 353,699 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

| Year Ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| Revenue | $ 697,865 | $ 625,259 | $ 551,763 |
| Cost of services | 559,591 | 509,970 | 459,810 |
| Gross profit | 138,274 | 115,289 | 91,953 |
| Selling, general and administrative expenses | 63,235 | 52,717 | 44,188 |
| Amortization | 3,376 | 1,916 | 1,012 |
| Income from operations | 71,663 | 60,656 | 46,753 |
| Interest income | 452 | 1,477 | 508 |
| Interest expense | (848) | (191) | (165) |
| Income before income taxes | 71,267 | 61,942 | 47,096 |
| Income tax expense | 29,544 | 25,241 | 19,768 |
| Net income | $ 41,723 | $ 36,701 | $ 27,328 |
| Earnings per share: | | | |
| Basic | $ 1.58 | $ 1.35 | $ 1.03 |
| Diluted | $ 1.52 | $ 1.29 | $ 0.98 |
| Weighted average number of common shares outstanding: | | | |
| Basic | 26,338 | 27,123 | 26,511 |
| Diluted | 27,391 | 28,392 | 27,846 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)

| | Common Stock | | Additional Paid In Capital | Treasury Stock, at cost | Cumulative Transition Adjustment | Retained Earnings | Deferred Compensation | Total Stockholders' Equity | Comprehens Income |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | | |
| **Balance at December 31, 2003** | 26,170 | $ 262 | $ 91,101 | $ — | $ 4,481 | $ 49,675 | $ (13) | $ 145,506 | |
| Exercise of stock options | 654 | 6 | 5,690 | — | — | — | — | 5,696 | |
| Stock-based compensation | 46 | — | 2,114 | — | — | — | (1,072) | 1,042 | |
| Tax benefit from the exercise of stock options | — | — | 2,679 | — | — | — | — | 2,679 | |
| Translation adjustment | — | — | — | — | 3,993 | — | — | 3,993 | $ 3,993 |
| Net income | — | — | — | — | — | 27,328 | — | 27,328 | 27,328 |
| Comprehensive net income for the year ended December 31, 2004 | | | | | | | | | $ 31,321 |
| **Balance at December 31, 2004** | 26,870 | $ 268 | $ 101,584 | $ — | $ 8,474 | $ 77,003 | $ (1,085) | $ 186,244 | |
| Exercise of stock options | 537 | 6 | 5,664 | — | — | — | — | 5,670 | |
| Stock-based compensation | 55 | — | 1,920 | — | — | — | (146) | 1,774 | |
| Tax benefit on vested restricted stock | — | — | 27 | — | — | — | — | 27 | |
| Tax benefit from the exercise of stock options | — | — | 3,316 | — | — | — | — | 3,316 | |
| Purchase of treasury stock | — | — | — | (11,234) | — | — | — | (11,234) | |
| Translation adjustment | — | — | — | — | (5,319) | — | — | (5,319) | $ (5,319 |
| Net income | — | — | — | — | — | 36,701 | — | 36,701 | 36,701 |
| Comprehensive net income for the year ended December 31, 2005 | | | | | | | | | $ 31,382 |
| **Balance at December 31, 2005** | 27,462 | $ 274 | $ 112,511 | $ (11,234) | $ 3,155 | $ 113,704 | $ (1,231) | $ 217,179 | |
| Reversal of deferred compensation upon FAS 123R adoption | — | — | (1,231) | — | — | — | 1,231 | — | |
| Exercise of stock options | 439 | 4 | 5,117 | — | — | — | — | 5,121 | |
| Issuance of unvested restricted stock | 41 | 1 | 480 | — | — | — | — | 481 | |
| Stock-based compensation | — | — | 3,554 | — | — | — | — | 3,554 | |
| Tax benefit on vested restricted stock | — | — | 45 | — | — | — | — | 45 | |
| Tax benefit from the exercise of stock options | — | — | 3,393 | — | — | — | — | 3,393 | |
| Purchase of treasury stock | — | — | — | (54,049) | — | — | — | (54,049) | |
| Translation adjustment | — | — | — | — | 6,391 | — | — | 6,391 | $ 6,39 |
| Net income | — | — | — | — | — | 41,723 | — | 41,723 | 41,723 |
| Comprehensive net income for the year ended December 31, 2006 | | | | | | | | | $ 48,114 |
| **Balance at December 31, 2006** | **27,942** | **$ 279** | **$ 123,869** | **$ (65,283)** | **$ 9,546** | **$ 155,427** | **$ —** | **$ 223,838** | |



*The accompanying notes are an integral part of the consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

| Year ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 41,723 | $ 36,701 | $ 27,328 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 18,856 | 14,510 | 12,357 |
| Non-cash revenue and other | (1,012) | (1,264) | (613) |
| Asset write-downs and loss on disposal of fixed assets | 99 | 266 | 299 |
| Stock-based compensation | 3,554 | 978 | 1,042 |
| Deferred income taxes | 263 | (5,253) | (987) |
| Tax benefit realized from stock option exercises | — | 3,343 | 2,679 |
| Changes in assets and liabilities, net of acquired amounts: | | | |
| Accounts receivable | (9,074) | (2,026) | 2,166 |
| Prepaid expenses and other current assets | (5,131) | (2,257) | (3,609) |
| Income taxes | 2,683 | 4,825 | (1,146) |
| Accounts payable and accrued expenses | (1,528) | 1,579 | (2,375) |
| Deferred revenue | 352 | 3,980 | (2,559) |
| Accrued rent and related obligations | 3,199 | 213 | 2,230 |
| Other assets | 112 | (1,085) | 286 |
| Other current and long-term liabilities | 568 | (4,391) | 177 |
| Net cash provided by operating activities | 54,664 | 50,119 | 37,275 |
| Cash flows from investing activities: | | | |
| Additions to fixed assets, net of acquired amounts | (32,715) | (15,599) | (12,970) |
| Proceeds from the disposal of fixed assets | 244 | 5,605 | 84 |
| Other assets | (890) | — | — |
| Payments for acquisitions, net of cash acquired | (24,771) | (54,923) | (20,987) |
| Net cash used in investing activities | (58,132) | (64,917) | (33,873) |
| Cash flows from financing activities: | | | |
| Proceeds from the issuance of common stock | 5,602 | 6,466 | 5,696 |
| Purchase of treasury stock | (54,049) | (11,234) | — |
| Excess tax benefit from stock-based compensation | 2,610 | — | — |
| Principal payments of long-term debt | (640) | (778) | (743) |
| Borrowings from line of credit, net | 35,000 | — | — |
| Net cash (used in) provided by financing activities | (11,477) | (5,546) | 4,953 |
| Effect of exchange rates on cash and cash equivalents | 410 | (478) | 218 |
| Net (decrease) increase in cash and cash equivalents | (14,535) | (20,822) | 8,573 |
| Cash and cash equivalents, beginning of year | 21,650 | 42,472 | 33,899 |
| Cash and cash equivalents, end of year | $ 7,115 | $ 21,650 | $ 42,472 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1 | ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

**Organization**

Bright Horizons Family Solutions, Inc. ("Bright Horizons" or the "Company") provides workplace services for employers and families throughout the United States, Puerto Rico, Canada, Ireland, and the United Kingdom. Workplace services include center-based child care, education and enrichment programs, elementary school education, back-up care, college admissions counseling, and other family support services.

The Company operates its early care and education centers under various types of arrangements, which generally can be classified into two categories: (i) the management or cost plus ("Cost Plus") model, where Bright Horizons manages a work-site early care and education center under a cost-plus arrangement with an employer sponsor, and (ii) the profit and loss ("P&L") model which can be either (a) sponsored, where Bright Horizons provides early care and educational services on a priority enrollment basis for employees of a single employer sponsor or consortium of employer sponsors, or (b) a lease model, where the Company may provide priority early care and education to the employees of multiple employers located within a real estate developer's property or the community at large.

**Principles of Consolidation**

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The primary estimates in the Company's consolidated financial statements include, but are not limited to, allowance for doubtful accounts, goodwill and intangible assets, liability for insurance obligations, and income taxes. Actual results may differ from management's estimates.

**Foreign Operations**

The functional currency of the Company's foreign subsidiaries is their local currency. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effect for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders' equity and as a component of comprehensive income.

The Company's intercompany accounts are typically denominated in the functional currency of the foreign subsidiary. Gains and losses resulting from the remeasurement of intercompany receivables that the Company considers to be of a long-term investment nature are recorded as a cumulative translation adjustment in stockholders' equity and as a component of comprehensive income, while gains and losses resulting from the remeasurement of intercompany receivables from those international subsidiaries for which the Company anticipates settlement in the foreseeable future are recorded in the consolidated statements of operations. The net gains and losses recorded in the consolidated statements of operations were not significant for the periods presented.

**Business Risks**

The Company is subject to certain risks common to the providers of early care and education services, including dependence on key personnel, dependence on client relationships, competition from alternate sources or providers of the Company's services, market acceptance of work and family services, the ability to hire and retain qualified personnel and general economic conditions.

**Concentrations of Credit Risk and Fair Value of Financial Instruments**

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in financial institutions of high credit standing. The Company's accounts receivable, which are derived primarily from the services it provides, are dispersed across many clients in various industries with no single client accounting for more than 10% of the Company's net sales or accounts receivable in 2006 or 2005. The Company believes that no significant credit risk exists at December 31, 2006 or 2005, and that the carrying amounts of the Company's financial instruments approximate fair market value.

**Cash Equivalents**

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist primarily of institutional money market accounts. The carrying value of these instruments approximates market value due to their short term nature.

**Accounts Receivable**

The Company generates accounts receivable from fees charged to parents and client sponsors and, to a lesser degree, government agencies. The Company monitors collections and payments from these customers and maintains a provision for estimated losses based on historical trends, in addition to provisions established for specific customer collection issues that have been identified. Accounts receivable is stated net of this allowance for doubtful accounts.

**Fixed Assets**

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful life. Expenditures for maintenance and repairs are expensed as incurred, whereas expenditures for improvements and replacements are capitalized. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the balance sheet and the resulting gain or loss is reflected in the consolidated statements of income.

### Goodwill and Intangible Assets

Goodwill and other intangible assets principally consist of goodwill, various customer relationships and contract rights, non-compete agreements and trade names.

Bright Horizons accounts for acquisitions in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Accounting for Business Combinations" ("SFAS 141"), which requires that the aggregate purchase price of acquired entities be allocated to the fair value of identifiable assets and liabilities with the residual amount being allocated to goodwill. The identifiable assets can include intangible assets such as trade names, customer relationships and non-competes that are subject to valuation. In those instances where the Company has acquired a significant amount of intangible assets, management engages an independent third party to assist in the valuation. Valuation methodologies use amongst other things: estimates of expected useful life; projected revenues, operating margins and cash flows; and weighted average cost of capital.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill and intangible assets with indefinite lives are not subject to amortization, but are monitored annually for impairment, or more frequently if there are indicators of impairment. The Company tests for impairment by comparing the fair value of each reporting unit, determined by estimating the present value of expected future cash flows, to its carrying value. In the fourth quarter of 2006 and 2005, the Company performed its annual impairment test and determined that no impairment loss should be recognized. However, there can be no assurance that such a charge will not be recorded in future periods. Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and are amortized over the estimated period benefited, ranging from one to twenty-two years.

### Impairment of Long-Lived Assets

The Company reviews long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets". Impairment is assessed by comparing the carrying amount of the asset to the estimated undiscounted future cash flows over the asset's remaining life. If the estimated cash flows are less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying amount of the asset to its estimated fair value less any disposal costs.

### Deferred Revenue

The Company records deferred revenue for prepaid tuitions and management fees, employer-sponsor advances and assets received on consulting or development projects in advance of services being performed. The Company is also party to agreements where the performance of services extends beyond the current operating cycle. In these circumstances, the Company records a long-term obligation and recognizes revenue over the period of the agreement as the services are rendered.

### Leases and Accrued Rent

The Company leases space for its centers and corporate offices. Leases are accounted for under the provisions of SFAS No. 13, "Accounting for Leases", as amended, which requires that leases be evaluated and classified as operating or capital for financial reporting purposes. The Company recognizes rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. The difference between rents paid and straight-line rent expense is recorded as accrued rent.

### Other Long-Term Liabilities

Other long-term liabilities consist primarily of amounts payable to clients pursuant to terms of operating agreements or for deposits held by the Company.

### Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce the carrying amount of deferred tax assets if it is more likely than not that such asset will not be realized. Additional income tax expense is recognized as a result of valuation allowances. The Company does not recognize a tax benefit on losses in foreign operations where it does not have a history of profitability or on certain expenses, which only become deductible when paid, the timing of which is uncertain. The Company records penalties and interest on income tax related items as a component of tax expense.

### Revenue Recognition

The Company recognizes revenue in accordance with Security and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", as modified by Emerging Issues Task Force ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables", and SAB No. 104, "Revenue Recognition", which require that four basic criteria be met before recognizing revenue: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectibility is reasonably assured. In those circumstances where the Company enters into arrangements with a client that involve multiple revenue elements, the consideration is allocated to the elements based on the fair value of the individual services and revenue recognition is considered separately for each individual element. Center-based care revenues consist primarily of tuition, which is comprised of amounts paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenue may also include management fees, operating subsidies paid either in lieu of or to supplement parent tuition, and fees for other services. The Company recognizes revenue on a gross basis in accordance with EITF No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", as services are performed. Under all types of operating arrangements, the Company retains responsibility for all aspects of operating the early care and education centers, including the hiring and paying of employees, contracting with vendors, purchasing supplies, and collecting tuition and related accounts receivable.

The Company enters into contracts with its employer sponsors to manage and operate their early care and education centers under various terms. The Company's contracts to operate early care and education centers are generally three to five years in length with varying renewal options. The Company's contracts for back-up arrangements are typically renewed on an annual basis.

### Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), and Staff Accounting Bulletin No. 107 ("SAB 107") using the modified prospective method, which results in the provisions of SFAS 123R being applied to the consolidated financial statements on a prospective basis. Under the modified prospective recognition method, restatement of consolidated income from prior periods is not required, and accordingly, the Company has not provided such restatements. Under the modified prospective provisions of SFAS 123R, compensation expense is recorded for the unvested portion of previously granted awards that were outstanding on January 1, 2006 and all subsequent awards. SFAS 123R requires that all stock-based compensation expense be recognized in the financial statements based on the fair value of the awards. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited. The Company calculates the fair value of stock options using the Black-Scholes option-pricing model and the fair value of restricted stock based on intrinsic value at grant date. SFAS 123R also amends SFAS No. 95, "Statement of Cash Flows", to require that excess tax benefits related to stock-based compensation be reflected as cash flows from financing activities rather than cash flows from operating activities. The balance of deferred compensation expense recorded on the balance sheet at December 31, 2005, totaling approximately $1.2 million, which was accounted for under Accounting Principles Board ("APB") 25, "Accounting for Stock Issued to Employees" ("APB 25"), was reclassified to Additional Paid-in Capital upon implementation of SFAS 123R.

### Earnings Per Share

The Company accounts for earnings per share in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"). Under the provisions established by SFAS 128 earnings per share is measured in two ways: basic and diluted. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding at the end of the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, which includes the additional dilution related to preferred stock, restricted stock, options and warrants, if applicable.

### Comprehensive Income

The Company's comprehensive income for the years ended December 31, 2006, 2005, and 2004 is comprised of net income and foreign currency translation adjustments.

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| | | (In thousands) | |
| Net income | $ 41,723 | $ 36,701 | $ 27,328 |
| Foreign currency translation adjustments | 6,391 | (5,319) | 3,993 |
| Comprehensive income | $ 48,114 | $ 31,382 | $ 31,321 |

### Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in tax positions and requires that the impact of tax positions be recorded in the financial statements if it is more likely than not that such positions will be sustained on audit, based on the technical merits of the positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company has completed a preliminary evaluation of FIN 48 and does not expect the adoption of FIN 48 to have a material impact on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles in the United States. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company has not yet adopted this pronouncement and is currently evaluating the expected impact that the adoption of SFAS 157 will have on its consolidated financial position and results of operations.

## 2 | ACQUISITIONS

On August 31, 2006, the Company completed the strategic acquisition of College Coach, LLC ("College Coach"), a privately held provider of employer-sponsored college admissions counseling services with operations in the United States. The addition of College Coach enhances the Company's service offerings to help its client companies further support their employees and families. Bright Horizons purchased substantially all of the assets of College Coach for consideration of $11.3 million. Additional cash consideration may be payable over the next five years, if specific performance targets are met by College Coach. Any additional payments related to this contingency will be accounted for as additional goodwill. The purchase price has been allocated to the acquired assets and liabilities based on the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company acquired assets of $2.2 million, including cash of $1.4 million, and assumed liabilities of $1.5 million. The Company recorded goodwill of $2.2 million, trade name of $2.4 million and customer relationships of $6.0 million related to this transaction. The trade name acquired was determined to have an indefinite life, not subject to amortization, but to annual impairment testing. The customer relationships will be amortized over its useful life of 11 years. The purchase accounting for College Coach has not been finalized, which the Company expects to complete in 2007.

In 2006, the Company also acquired substantially all of the assets of a group of seven child care and education centers in the United States and of one single-site child care and education company in the United Kingdom. In addition, the Company acquired the outstanding stock of two multi-site child care and education companies in the United Kingdom. The aggregate consideration for the four acquisitions was $21.1 million, which included notes payable of $3.6 million that were issued in conjunction with one of the stock purchases in the United Kingdom. The purchase prices have been allocated based on the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company acquired assets of $4.6 million, including cash of $2.7 million, and assumed liabilities of $3.4 million. In conjunction with the four acquisitions the Company recorded goodwill of $17.2 million and other identified intangible assets of $3.3 million consisting of customer relationships, trade names and non-compete agreements. The identified intangible assets will be amortized over periods of 2 – 4 years, except for $430,000 allocated to an acquired trade name, which has an indefinite life. The Company also recorded deferred tax liabilities of $615,000 related to intangible assets subject to amortization which will not be deductible for tax purposes. The purchase accounting for these acquisitions has not been finalized, which the Company expects to complete in 2007.

In 2005, the Company acquired ChildrenFirst, Inc., a privately held operator of 33 employer-sponsored back-up child care centers in the US and Canada. In addition, the Company acquired substantially all the assets of a domestic multi-site and a domestic single-site child care and early education companies. The aggregate cash paid by the Company for the three acquisitions was $66.0 million. The purchase prices have been allocated based on the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition, which included, among other items, cash of $11.1 million, fixed assets of $8.3 million, and net current liabilities of $17.8 million that were comprised primarily of deferred revenue. In conjunction with the acquisitions the Company recorded goodwill of $51.2 million and other identified intangible assets of $18.9 million consisting of customer relationships, trade names and non-compete agreements. The identified intangible assets are being amortized over periods of 3 – 14 years based on estimated lives. The Company also recorded deferred tax liabilities of $7.4 million related to intangible assets subject to amortization which will not be deductible for tax purposes.

In 2004, the Company acquired the outstanding stock of two multi-site child care and early education companies in the United Kingdom and purchased the assets of two domestic single-site child care and early education companies. The Company also acquired certain real estate in connection with one of the domestic single-site acquisitions. The Company paid aggregate consideration of approximately $23.5 million for the four acquisitions. The purchase prices have been allocated based on the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company recorded goodwill of $14.6 million and other identified intangible assets of $7.5 million. The identified intangible assets are being amortized over periods of 3 - 22 years based on estimated lives. The Company also recorded deferred tax liabilities of $2.2 million related to intangible assets subject to amortization which will not be deductible for tax purposes.

The above transactions have been accounted for under the purchase method of accounting, and the operating results of the acquired businesses have been included in the Company's consolidated results of operations from the respective dates of acquisition. These acquisitions were not material to the Company's consolidated financial position or results of operation, and therefore no pro forma information has been presented. The Company estimates that $8.4 million of goodwill related to the 2006 acquisitions will be deductible for tax purposes.

## 3 I PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

| | **December 31, 2006** | December 31, 2005 |
|---|---|---|
| | (In thousands) | |
| Prepaid workers compensation insurance | **$ 7,960** | $ 7,294 |
| Prepaid rent and other occupancy costs | **4,041** | 3,114 |
| Reimbursable costs | **2,244** | — |
| Prepaid insurance | **719** | 1,252 |
| Other prepaid expenses and current assets | **4,951** | 2,812 |
| | **$ 19,915** | $ 14,472 |

Under the terms of the Company's workers compensation policy, the Company is required to make advances to its insurance carrier pertaining to anticipated claims for all open plan years.

## 4 | FIXED ASSETS

Fixed assets consist of the following:

| | Estimated useful lives (years) | **December 31, 2006** | December 31, 2005 |
|---|---|---|---|
| | | (In thousands) | |
| Buildings | 20 – 40 | **$ 62,363** | $ 59,064 |
| Furniture and equipment | 3 – 10 | **42,209** | 35,787 |
| Leasehold improvements | Shorter of 3 years or life of lease | **87,222** | 64,322 |
| Land | — | **12,417** | 11,884 |
| | | **204,211** | 171,057 |
| Accumulated depreciation and amortization | | **(66,899)** | (54,595) |
| Fixed assets, net | | **$ 137,312** | $ 116,462 |

The Company recorded depreciation expense of $15.5 million, $12.6 million and $11.3 million in 2006, 2005, and 2004, respectively.

## 5 | GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 are as follows:

| | Center-based Care | Other Ancillary Services | Total |
|---|---|---|---|
| | | (In thousands) | |
| **2006:** | | | |
| **Beginning balance** | **$ 120,507** | **$ —** | **$ 120,507** |
| **Net goodwill additions during the period** | **17,358** | **2,186** | **19,544** |
| **Effect of foreign currency translation** | **5,019** | **—** | **5,019** |
| **Ending balance** | **$ 142,884** | **$ 2,186** | **$ 145,070** |
| 2005: | | | |
| Beginning balance | $ 72,987 | $ — | $ 72,987 |
| Net goodwill additions during the period | 51,383 | — | 51,383 |
| Effect of foreign currency translation | (3,863) | — | (3,863) |
| Ending balance | $ 120,507 | $ — | $ 120,507 |

The following tables reflect intangible assets that are subject to amortization under the provisions of SFAS No. 142.

| | Weighted average amortization period | Cost | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|---|
| | | | (In thousands) | |
| December 31, 2006: | | | | |
| **Contractual rights and customer relationships** | **13.2 years** | **$ 40,974** | **$ 6,237** | **$ 34,737** |
| **Trade names** | **2.9 years** | **726** | **586** | **140** |
| **Non compete agreements** | **3.5 years** | **422** | **306** | **116** |
| | | **$ 42,122** | **$ 7,129** | **$ 34,993** |
| December 31, 2005: | | | | |
| Contractual rights and customer relationships | 14.3 years | $ 30,979 | $ 2,863 | $ 28,116 |
| Trade names | 2.8 years | 653 | 451 | 202 |
| Non compete agreements | 3.1 years | 355 | 264 | 91 |
| | | $ 31,987 | $ 3,578 | $ 28,409 |

The Company has trade names with net carrying values of $3.2 million and $311,000 at December 31, 2006 and 2005, respectively, which were determined to have indefinite useful lives and are not subject to amortization under the provisions of SFAS 142. On an annual basis, these trade names are subject to an evaluation of the remaining useful life with respect to having an indefinite life, as well as testing for impairment. No impairment losses were recorded in 2006, 2005, and 2004, in relation to trade names with indefinite useful lives. The change in carrying amount of these assets is due to assets acquired in acquisitions and to foreign currency translation.

The Company recorded amortization expense of $3.4 million, $1.9 million and $1.0 million in 2006, 2005, and 2004, respectively. The Company estimates that it will record amortization expense related to existing intangible assets as follows over the next 5 years:

| Estimated Amortization Expense | |
|---|---|
| (In millions) | |
| 2007 | $ 4.4 |
| 2008 | $ 3.8 |
| 2009 | $ 3.2 |
| 2010 | $ 2.7 |
| 2011 | $ 2.5 |

## 6 | ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| | (In thousands) | |
| Accounts payable | $ 3,014 | $ 2,986 |
| Accrued payroll and employee benefits | 30,628 | 30,398 |
| Accrued insurance | 8,891 | 10,098 |
| Accrued professional fees | 1,163 | 1,584 |
| Accrued occupancy costs | 897 | 864 |
| Accrued other expenses | 9,649 | 8,548 |
| | $ 54,242 | $ 54,478 |

## 7 | OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| | (In thousands) | |
| Customer amounts on deposit | $ 6,039 | $ 1,912 |
| Employee payroll withholdings | 671 | 942 |
| Acquisition related costs | 100 | 979 |
| Other miscellaneous liabilities | 4,540 | 1,894 |
| | $ 11,350 | $ 5,727 |

## 8 | LINES OF CREDIT AND SHORT-TERM DEBT

The Company has a credit agreement providing for a five-year unsecured revolving credit facility in the amount of $60 million, maturing July 22, 2010, with any amounts outstanding at that date payable in full. The revolving credit facility includes an accordion feature allowing the Company to increase the amount of the revolving credit facility by an additional $40 million, subject to lender commitments for the additional amounts.

The Company may use the net proceeds of the borrowings under the revolving credit facility for general corporate purposes, including acquisitions. At the Company's option, advances under the revolving credit facility will bear interest at either i) the greater of the Federal Funds Rate plus 0.5% or Prime, or ii) LIBOR plus a spread depending on the Company's leverage ratio. Commitment fees on the unused portion of the line are payable at a rate ranging from 0.125% to 0.200% per annum depending on the Company's leverage ratio. The credit agreement requires compliance with specified financial ratios and tests, including a maximum leverage ratio, a minimum debt service coverage ratio and a minimum shareholders' equity requirement. The Company was in compliance with all covenants on its line of credit at December 31, 2006 and 2005. In 2006, the Company had periodic borrowings and repayments under the revolving credit facility. At December 31, 2006 the Company had borrowings outstanding of $35.0 million. The interest rate on the Company's outstanding borrowings at December 31, 2006 was 6.4%, which was approximately the same as the weighted average interest rate for the period. The Company had no outstanding amounts due on the revolving credit facility at December 31, 2005 and no borrowings were made during 2005.

## 9 | LONG-TERM DEBT

Long-term debt consists of the following:

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| | (In thousands) | |
| Notes payable to individuals denominated in pounds sterling bearing interest at the Barclays Bank PLC Base Rate (5.0% at December 31, 2006) less 1.5%, with semi-annual payments of interest only. The notes are callable in whole or part by the individuals with 30 days notice and are fully payable August 2016. | $ 3,746 | $ — |
| Note payable to a client, with monthly payments of approximately $53,800 including interest of 5.75%, with final payment due January 2008; secured by the Company's leasehold interest in the center. | 677 | 1,264 |
| Note payable to a financial institution denominated in Euro's with monthly payments of approximately $600 including interest of 3.6%, with final payment due August 2011; secured by related fixed asset. | 30 | — |
| Note payable to a financial institution with monthly payments of approximately $5,000 including interest of 10%, repaid in 2006. | — | 24 |
| Note payable to a state agency with monthly payments of approximately $800 including interest of 5.0%, repaid in 2006. | — | 14 |
| Note payable to a financial institution with monthly payments of approximately $700 including interest of 10%, repaid in 2006. | — | 10 |
| Total debt | 4,453 | 1,312 |
| Less current maturities | (4,376) | (628) |
| Long-term debt | $ 77 | $ 684 |

## 10 | INCOME TAXES

Income tax expense for the years ended December 31, 2006, 2005, and 2004 consists of the following:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | | (In thousands) | |
| Current tax expense | | | |
| Federal | **$ 22,177** | $ 23,376 | $ 15,911 |
| State | **5,708** | 6,627 | 4,514 |
| Foreign | **1,073** | 247 | 315 |
| | **28,958** | 30,250 | 20,740 |
| Deferred tax expense (benefit) | | | |
| Federal | **841** | (4,254) | (277) |
| State | **115** | (968) | (452) |
| Foreign | **(370)** | 213 | (243) |
| | **586** | (5,009) | (972) |
| Income tax expense | **$ 29,544** | $ 25,241 | $ 19,768 |

Following is a reconciliation of the U.S. Federal statutory rate to the effective rate for the years ended December 31, 2006, 2005, and 2004:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | | (In thousands) | |
| Federal tax computed at statutory rate | **$ 24,943** | $ 21,682 | $ 16,484 |
| State taxes on income, net of federal tax benefit | **3,785** | 3,267 | 2,309 |
| Valuation allowance | **1,340** | 1,262 | 1,274 |
| Permanent difference and other, net | **(524)** | (970) | (299) |
| Income tax expense | **$ 29,544** | $ 25,241 | $ 19,768 |

Significant components of the Company's net deferred tax assets at December 31, 2006, 2005, and 2004 are as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| | | (In thousands) | |
| Deferred tax assets | | | |
| Net operating loss carryforwards | **$ 1,835** | $ 2,025 | $ 1,259 |
| Reserve on assets | **470** | 495 | 609 |
| Liabilities not yet deductible | **20,003** | 17,872 | 15,079 |
| Deferred revenue | **5,315** | 6,394 | 2,254 |
| Depreciation | **10,596** | 8,542 | 4,901 |
| Amortization | **129** | 360 | 168 |
| Other | **1,811** | 750 | 445 |
| Valuation allowance | **(4,505)** | (2,869) | (2,302) |
| | **35,654** | 33,569 | 22,413 |
| Deferred tax liabilities | | | |
| Amortization | **(15,719)** | (11,351) | (3,402) |
| Depreciation | **(2,927)** | (3,711) | (3,188) |
| Net deferred tax assets | **$ 17,008** | $ 18,507 | $ 15,823 |

As of December 31, 2006, the Company has federal net operating loss carryforwards of approximately $2.5 million, which are subject to annual limitations and are available to offset certain current and future taxable earnings and expire at various dates, the earliest of which is December 31, 2019. The Company also has net operating losses in a number of states totaling approximately $5.7 million for which the Company has recorded a deferred tax asset of approximately $300,000, which may only be used to offset operating income of certain of the Company's subsidiaries in those particular states. Management believes the Company will generate sufficient future taxable income to realize net deferred tax assets prior to the expiration of the net operating loss carryforwards recorded and that the realization of the net deferred tax asset is more likely than not. The Company has recorded valuation allowances on certain deferred tax assets related to losses in foreign operations where it does not have a history of profitability, as well as certain liabilities recorded which are subject to being settled in cash in order to be deductible, the timing of which is uncertain.

The Company has filed its tax returns in accordance with the tax laws in each jurisdiction and maintains tax reserves for differences between actual results and estimated income taxes for exposures that can be reasonably estimated. At December 31, 2006, the Company had recorded $2.3 million for these exposures, including penalties and interest. In the event that actual results are significantly different from these estimates, the Company's provision for income taxes could be significantly impacted in future periods. The Company is currently under audit for its 2004 federal income tax return.

## 11 | STOCKHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

The Company has an incentive compensation plan under which it is authorized to grant both incentive stock options and non-qualified stock options to employees and directors, as well as other stock-based compensation. Under the terms of the 2006 Equity and Incentive Plan (the "Plan"), which was approved by shareholders in June 2006, approximately 1.8 million shares of the Company's Common Stock are available for distribution upon exercise. As of December 31, 2006, there were approximately 1.7 million shares of Common Stock available for grant under the Plan.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123R and SAB 107 using the modified prospective method, which results in the provisions of SFAS 123R being applied to the consolidated financial statements on a prospective basis. Under the modified prospective recognition method, restatement of consolidated income from prior periods is not required, and accordingly, the Company has not provided such restatements. Under the modified prospective provisions of SFAS 123R, compensation expense is recorded for the unvested portion of previously granted awards that were outstanding on January 1, 2006 and all subsequent awards. SFAS 123R requires that all stock-based compensation expense be recognized in the financial statements based on the fair value of the awards. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited. Consistent with the valuation method previously used for the disclosure-only pro-forma provisions of SFAS 123, the fair value of stock options is calculated using the Black-Scholes option-pricing model. As required under the new standards, compensation expense is based on the number of options expected to vest. Forfeitures estimated when recognizing compensation expense are adjusted when actual forfeitures differ from the estimate. The fair value of the Company's grants of non-vested stock ("Restricted Stock") and non-vested stock units ("Restricted Stock Units") are based on intrinsic value. Restricted Stock and stock options granted under the plan typically vest over periods that range from three to five years. Stock options typically expire at the earlier of seven to ten years from date of grant or three months after termination of the holder's employment with the Company, unless otherwise determined by the Compensation Committee of the Board of Directors.

The Company recognized the impact of all stock-based compensation in its consolidated statement of income, and did not capitalize any amounts on the consolidated balance sheet. The following table presents the stock-based compensation included in the Company's consolidated statement of income and the effect on earnings per share:

| | Year ended December 31, 2006 |
|---|---|
| | (In thousands, except per share data) |
| Stock-based compensation expense: | |
| Cost of services | $ 354 |
| Selling, general and administrative | 3,200 |
| Stock-based compensation before tax | 3,554 |
| Income tax benefit | 1,059 |
| Net stock-based compensation expense | $ 2,495 |
| Effect on earnings per share: | |
| Basic earnings per share | $ (0.09) |
| Diluted earnings per share | $ (0.09) |

In the year ended December 31, 2006 the Company recorded an excess tax benefit related to the vesting or exercise of equity instruments of $2.6 million as a cash flow from financing activities, which prior to the adoption of FAS 123R would have been reported as a cash flow from operating activities.

Prior to the adoption of SFAS 123R and SAB 107, the Company followed APB 25, and compensation cost related to employee stock options was generally not recognized because options were granted with exercise prices equal to or greater than the fair market value at the date of grant. The Company accounted for options granted to non-employees using the fair value method, in accordance with the provisions of SFAS 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". Had compensation cost for the stock option plans been determined based on the fair value at the grant date for awards in 1995 through December 31, 2005, consistent with the provisions of SFAS 123R, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

| | Years ended December 31, | |
|---|---|---|
| | 2005 | 2004 |
| | (In thousands, except per share data) | |
| Net income, as reported | $ 36,701 | $ 27,328 |
| Add: Stock-based compensation expense included in reported net income, net of related tax effects | 621 | 686 |
| Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects | (4,375) | (2,992) |
| Pro forma | $ 32,947 | $ 25,022 |
| Earnings per share - Basic: | | |
| As reported | $ 1.35 | $ 1.03 |
| Pro forma | $ 1.21 | $ 0.94 |
| Earnings per share - Diluted: | | |
| As reported | $ 1.29 | $ 0.98 |
| Pro forma | $ 1.16 | $ 0.90 |

There were no share-based liabilities paid during the years ended December 31, 2006, 2005, and 2004.

**Stock Options**

The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions (expected volatility is based upon the historical volatility of the Company's stock price):

| | Years ended December 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| Expected dividend yield | **0.0%** | 0.0% | 0.0% |
| Expected stock price volatility | **40.7%** | 45.3% | 46.1% |
| Risk free interest rate | **4.8%** | 3.5% | 2.8% |
| Expected life of options | **5.9 years** | 6.2 years | 6.1 years |
| Weighted-average fair value per share of options granted during the period | **$ 17.37** | $ 16.97 | $ 12.30 |

The following table reflects stock option activity under the Company's equity plans for the year ended December 31, 2006:

| | Weighted Average Remaining Contractual Life in Years | Number of Shares | Weighted Average Exercise Price |
|---|---|---|---|
| **Outstanding at January 1, 2006** | **5.5** | **2,152,106** | **$ 15.94** |
| **Granted** | | **231,760** | **37.09** |
| **Exercised** | | **(438,744)** | **11.68** |
| **Forfeited or Expired** | | **(44,720)** | **18.28** |
| **Outstanding at December 31, 2006** | **5.0** | **1,900,402** | **$ 19.45** |
| **Exercisable at December 31, 2006** | **4.4** | **1,165,435** | **$ 14.39** |

The aggregate intrinsic value (pre-tax) was $36.5 million for the Company's total outstanding options and was $28.3 million for the Company's fully vested and exercisable options based on the closing price of the Company's Common Stock of $38.66 at the end of 2006. The aggregate intrinsic value represents the net amount that would have been received by the option holders had they exercised all of their outstanding options and those which were fully vested on that date.

The following table summarizes the non-vested stock option activity for the year ended December 31, 2006:

| | Weighted Average Remaining Contractual Life in Years | Number of Shares | Weighted Average Exercise Price |
|---|---|---|---|
| **Outstanding at January 1, 2006** | **6.4** | **861,506** | **$ 19.68** |
| **Granted** | | **231,760** | **37.09** |
| **Vested** | | **(338,587)** | **14.05** |
| **Forfeited** | | **(19,712)** | **30.45** |
| **Non-vested options outstanding at December 31, 2006** | **5.9** | **734,967** | **$ 27.47** |

At December 31, 2006, the Company expects approximately 600,000 shares to vest, with a weighted average remaining contractual life of 5.8 years, weighted average exercise price of $29.59 and aggregate intrinsic value of $5.6 million.

The fair value (pre-tax) of options that vested during the years ended December 31, 2006, 2005, and 2004 were $2.6 million, $5.5 million, and $3.5 million, respectively. Aggregate intrinsic value of exercised options was $11.8 million, $14.6 million, and $11.3 million for the years ended December 31, 2006, 2005, and 2004, respectively.

As of December 31, 2006, there was $5.1 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.1 years.

Cash received from the exercise of stock options for the year ended December 31, 2006 was $5.1 million and the actual tax benefit realized for the tax deductions from option exercises totaled $3.4 million.

The Company realizes a tax deduction upon the exercise of non-qualified stock options and disqualifying dispositions of incentive stock options due to the recognition of compensation expense in the calculation of its taxable income. The amount of the compensation recognized for tax purposes is based on the difference between the market value of the common stock and the option price at the date the options are exercised. These tax benefits are credited to additional paid-in capital.

In June 2004, the Company's Vice Chairman of the Board of Directors resigned his employment with the Company as Executive Chairman. At the time of resignation, the terms for any unvested stock options were modified to allow for a continuation of vesting so long as the former employee continues in his capacity as an active member of the Board of Directors. The Company recognized approximately $51,000, $336,000, and $546,000 in compensation expense in the years 2006, 2005, and 2004, respectively.

There were no modifications made to awards during the years ended December 31, 2006 and 2005.

Restricted Stock Awards

The Company grants shares of Restricted Stock to employees of the Company on either a no-cost or discounted basis. The fair value of grants of Restricted Stock is based on the intrinsic value of the shares at the grant date.

The following table summarizes the Restricted Stock activity for the year ended December 31, 2006:

| | Number of Shares | Weighted Average Fair Value |
|---|---|---|
| **Outstanding at January 1, 2006** | **93,100** | **$ 21.44** |
| **Granted** | **40,665** | **23.35** |
| **Vested** | **(7,600)** | **23.60** |
| **Forfeited or Expired** | **—** | **—** |
| **Outstanding at December 31, 2006** | **126,165** | **$ 21.93** |

The aggregate intrinsic value for unvested shares of Restricted Stock was $4.9 million based on the closing price of the Company's Common Stock of $38.66 at the end of 2006.

As of December 31, 2006, there was $1.3 million of unrecognized compensation cost related to non-vested Restricted Stock. The cost is expected to be recognized over a weighted average period of 1.7 years.

The Company received proceeds of approximately $500,000 and $800,000 related to discounted purchases of Restricted Stock for the years ended December 31, 2006 and 2005, respectively. No proceeds were received in 2004.

The actual tax benefit realized for the tax deductions from restricted shares that vested totaled $116,000 and $100,000 for the years ended December 31, 2006 and 2005, respectively.

In June 2006, the Company granted awards of Restricted Stock Units to members of the Board of Directors. The awards allow for the issuance of a share of the Company's Common Stock for each vested unit upon the termination of service as a member of the Board of Directors. The Company issued approximately 1,300 units at a weighted average fair value of $34.99 for a total of approximately $50,000. The units vested upon issuance and were fully recognized as compensation cost in the second quarter of 2006. The aggregate intrinsic value of these fully vested awards was approximately $50,000 based on the closing price of the Company's Common Stock of $38.66 at the end of 2006.

There were no modifications made to awards during the years ended December 31, 2006 and 2005.

Treasury Stock

In 1999, the Board of Directors approved a stock repurchase plan authorizing the Company to repurchase up to 2.5 million shares of the Company's Common Stock. The Company completed the repurchase of the authorized shares under this plan in 2006. The Board of Directors approved a new plan authorizing the Company to repurchase an additional 3 million shares of the Company's Common Stock in June 2006. The Company repurchased approximately 1.5 million shares at a cost of $54.1 million in 2006, of which 381,000 shares were repurchased under the 2006 plan. Under the terms of the existing repurchase plan the Company is authorized to purchase up to an additional 2.6 million shares of its Common Stock as of December 31, 2006. Share repurchases under the stock repurchase program may be made from time to time in accordance with applicable securities regulations in open market or privately negotiated transactions. The actual number of shares purchased and cash used, as well as the timing of purchases and the prices paid, will depend on future market conditions.

## 12 | EARNINGS PER SHARE

The computation of net earnings per share is based on the weighted average number of common shares and common equivalent shares outstanding during the period.

The following tables present information necessary to calculate earnings per share for the years ended December 31, 2006, 2005 and 2004:

| | **Year Ended December 31, 2006** | | |
|---|---|---|---|
| | **Income (Numerator)** | **Shares (Denominator)** | **Per Share Amount** |
| | (In thousands except per share amounts) | | |
| **Basic earnings per share** | | | |
| **Income available to** | | | |
| **common stockholders** | **$ 41,723** | **26,338** | **$ 1.58** |
| **Effect of dilutive stock options** | | | |
| **and restricted stock** | **—** | **1,053** | **—** |
| **Diluted earnings per share** | **$ 41,723** | **27,391** | **$ 1.52** |

| | Year Ended December 31, 2005 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per Share Amount |
| | (In thousands except per share amounts) | | |
| Basic earnings per share | | | |
| Income available to | | | |
| common stockholders | $ 36,701 | 27,123 | $ 1.35 |
| Effect of dilutive stock options | | | |
| and restricted stock | — | 1,269 | — |
| Diluted earnings per share | $ 36,701 | 28,392 | $ 1.29 |

| | Year Ended December 31, 2004 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per Share Amount |
| | (In thousands except per share amounts) | | |
| Basic earnings per share | | | |
| Income available to | | | |
| common stockholders | $ 27,328 | 26,511 | $ 1.03 |
| Effect of dilutive stock options | — | 1,335 | — |
| Diluted earnings per share | $ 27,328 | 27,846 | $ 0.98 |

The weighted average number of stock options excluded from the above calculation of earnings per share was approximately 51,300 in 2006, 25,200 in 2005 and 7,200 in 2004, as they were anti-dilutive.

## 13 | COMMITMENTS AND CONTINGENCIES

**Leases**

The Company leases various office equipment, early care and education center facilities and office space under non-cancelable operating leases. Most of the leases expire within ten years and many contain renewal options for various periods. Certain leases contain provisions, which include additional payments based upon revenue performance, enrollment or the Consumer Price Index at a future date. Rent expense for 2006, 2005 and 2004 totaled approximately $29.5 million, $23.6 million and $18.9 million, respectively. Future minimum payments under non-cancelable operating leases are as follows (in thousands):

| Year Ending December 31, | |
|---|---|
| 2007 | $ 32,859 |
| 2008 | 31,471 |
| 2009 | 29,570 |
| 2010 | 26,666 |
| 2011 | 21,720 |
| Thereafter | 102,779 |
| Total future minimum lease payments | $ 245,065 |

Future minimum lease payments include approximately $1.0 million of lease commitments, which are guaranteed by third parties pursuant to operating agreements for early care and education centers.

**Letters of Credit**

The Company has four letters of credit outstanding used to guarantee certain utility payments for up to $80,000, certain rent payments for up to $200,000, and certain premiums and deductible reimbursements for up to $486,000. The letters of credit issued reduced the amounts available for borrowing under the Company's credit facility by $636,000 at December 31, 2006, as fully described in Note 8. No amounts have been drawn against any of these letters of credit.

**Employment and Non-Compete Agreements**

The Company has severance agreements with five executives that provide for up to 24 months of compensation upon the termination of employment following a change in control of the Company. The maximum amount payable under these agreements in 2006 was approximately $4.2 million.

The severance agreements prohibit the above-mentioned employees from competing with the Company or divulging confidential information for one to two years after their separation from the Company.

**Other**

The Company is a defendant in certain legal matters in the ordinary course of business. Management believes the resolution of such legal matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

The Company self-insures a portion of its medical insurance plans and has a high deductible workers' compensation plan. While management believes that the amounts accrued for these obligations are sufficient, any significant increase in the number of claims and costs associated with claims made under these plans could have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company's early care and education centers are subject to numerous federal, state and local regulations and licensing requirements. Failure of a center to comply with applicable regulations can subject it to governmental sanctions, which could require expenditures by the Company to bring its early care and education centers into compliance.

## 14 | EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Retirement Savings Plan (the "Plan") for all employees with more than 500 hours of credited service on a semi-annual basis and who have been with the Company six months or more. The Plan is funded by elective employee contributions of up to 50% of their compensation. Under the Plan, the Company matches 25% of employee contributions for each participant up to 8% of the employee's compensation after one year of service. Expense under the Plan, consisting of Company contributions and Plan administrative expenses paid by the Company, totaled approximately $2.1 million, $2.0 million and $1.9 million in 2006, 2005 and 2004, respectively.

## 15 | RELATED PARTY TRANSACTIONS

The Company has an agreement with S.C. Johnson & Son, Inc. to operate and manage an early care and education center. S.C. Johnson & Son, Inc. is affiliated through common majority ownership with JohnsonDiversey, Inc., the employer of a member of the Company's Board of Directors. In return for its services under this agreement, the Company received management fees and operating subsidies of $125,000, $245,000, and $327,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

## 16 I STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION

The following table presents supplemental disclosure of cash flow information for the years ended December 31, 2006, 2005 and 2004:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | | (In thousands) | |
| Supplemental cash flow information: | | | |
| Cash payments of interest | $ **768** | $ 137 | $ 155 |
| Cash payments of income taxes | $ **24,103** | $ 23,925 | $ 19,206 |
| Non cash investing and financing activities: | | | |
| Issuance of notes payable for acquisition | $ **3,574** | $ — | $ — |
| Financing of assets purchased | $ **807** | $ — | $ — |

In conjunction with the acquisitions, as discussed in Note 2, the fair value of assets acquired are as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | | (In thousands) | |
| Cash paid, net of cash acquired | $ **24,771** | $ 54,923 | $ 20,987 |
| Liabilities assumed | **8,432** | 22,721 | 2,692 |
| Fair value of assets acquired | $ **33,203** | $ 77,644 | $ 23,679 |

In June 2004, the Company entered into service agreements to manage a group of family programs and amended an agreement to manage an existing child care and education center in exchange for the transfer of land and buildings. The Company recorded fixed assets and deferred revenue of $9.4 million in connection with the transactions. The deferred revenue will be earned over the terms of the arrangements of 6.5 and 12 years, respectively. The Company recognized revenue of $1.3 million in 2006, $1.3 million in 2005 and $640,000 in 2004, under the terms of these arrangements. In the event of default under the terms of the contingent notes payable associated with the service agreements, the Company would be required to tender a payment equal to the unrecognized portion of the deferred revenue or surrender the applicable property. The unrecognized portion of the deferred revenue related to these agreements was $6.2 million at December 31, 2006.

## 17 | SEGMENT AND GEOGRAPHIC INFORMATION

Bright Horizons offers workplace services comprised mainly of center-based child care, back-up care, elementary education, college admissions counseling services, and consulting services. With the acquisition of College Coach and the college admissions counseling services in the third quarter of 2006, the Company has two reporting segments, consisting of center-based care and ancillary services. The Company and its chief operating decision makers evaluate performance based on revenues and income from operations. Center-based child care, back-up care, and elementary education have similar operating characteristics and meet the criteria for aggregation under SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". The Company's ancillary services consist of college admissions counseling services, staffing, and consulting services, which do not meet the quantitative thresholds for separate disclosure and are not material for segment reporting individually or in the aggregate.

The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; thus, no additional information is produced or included herein.

| | Center-based Care | Ancillary Services | Total |
|---|---|---|---|
| | | (In thousands) | |
| **Year ended December 31, 2006:** | | | |
| **Revenue** | **$ 694,380** | **$ 3,485** | **$ 697,865** |
| **Amortization** | **3,194** | **182** | **3,376** |
| **Income (loss) from operations** | **71,788** | **(125)** | **71,663** |
| Year ended December 31, 2005: | | | |
| Revenue | $ 624,105 | $ 1,154 | $ 625,259 |
| Amortization | 1,916 | — | 1,916 |
| Income (loss) from operations | 60,920 | (264) | 60,656 |
| Year ended December 31, 2004: | | | |
| Revenue | $ 549,480 | $ 2,283 | $ 551,763 |
| Amortization | 1,012 | — | 1,012 |
| Income (loss) from operations | 46,822 | (69) | 46,753 |

Revenue and long-lived assets by geographic region for the years ended December 31, 2006, 2005, and 2004 are as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | | (In thousands) | |
| **Revenue:** | | | |
| United States | **$ 631,770** | $ 567,037 | $ 505,918 |
| Europe | **63,090** | 56,986 | 44,789 |
| Canada | **3,005** | 1,236 | 1,056 |
| Total foreign | **66,095** | 58,222 | 45,845 |
| Total revenue | **$ 697,865** | $ 625,259 | $ 551,763 |
| **Long-lived assets (property and equipment, net):** | | | |
| United States | **$ 121,628** | $ 105,947 | $ 100,800 |
| Europe | **15,341** | 10,011 | 11,704 |
| Canada | **343** | 504 | 133 |
| Total foreign | **15,684** | 10,515 | 11,837 |
| Total long-lived assets | **$ 137,312** | $ 116,462 | $ 112,637 |

The classification "United States" is comprised of the Company's United States and Puerto Rico operations and the classification "Europe" includes the Company's United Kingdom and Ireland operations.

## 18 | QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the years ended December 31, 2006 and 2005 is summarized as follows:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | | (In thousands except per share data) | | |
| **2006:** | | | | |
| **Revenue** | **$ 169,139** | **$ 175,232** | **$ 172,199** | **$ 181,295** |
| **Gross profit** | **32,905** | **35,292** | **33,311** | **36,766** |
| **Amortization** | **610** | **751** | **857** | **1,158** |
| **Operating income** | **17,110** | **18,706** | **17,187** | **18,660** |
| **Income before taxes** | **17,228** | **18,785** | **17,030** | **18,224** |
| **Net income** | **9,990** | **10,875** | **9,899** | **10,959** |
| **Basic earnings per share** | **$ 0.37** | **$ 0.41** | **$ 0.38** | **$ 0.42** |
| **Diluted earnings per share** | **$ 0.36** | **$ 0.40** | **$ 0.37** | **$ 0.41** |

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | | (In thousands except per share data) | | |
| 2005: | | | | |
| Revenue | $ 150,758 | $ 157,017 | $ 154,425 | $ 163,059 |
| Gross profit | 26,903 | 28,738 | 27,843 | 31,805 |
| Amortization | 376 | 384 | 442 | 714 |
| Operating income | 13,968 | 15,591 | 14,733 | 16,364 |
| Income before taxes | 14,195 | 15,961 | 15,289 | 16,497 |
| Net income | 8,359 | 9,461 | 9,038 | 9,843 |
| Basic earnings per share | $ 0.31 | $ 0.35 | $ 0.33 | $ 0.36 |
| Diluted earnings per share | $ 0.30 | $ 0.33 | $ 0.32 | $ 0.35 |

The Company's business is subject to seasonal and quarterly fluctuations. Demand for early care and education services has historically decreased during the summer months, at which time families are often on vacation or have alternative early care and education arrangements. Demand for the Company's services generally increases in September and October to normal enrollment levels upon the beginning of the new school year and remains relatively stable throughout the rest of the school year.

## COMMON STOCK AND RELATED MATTERS

**Price Range of Common Stock**

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "BFAM". The table below sets forth the high and low quarterly sales prices per share for the Company's Common Stock as reported in published financial sources for each quarter during the last two years:

| | **2006** | | 2005 | |
|---|---|---|---|---|
| | **High** | **Low** | High | Low |
| First Quarter | **$ 40.65** | **$ 33.06** | $ 35.85 | $ 26.65 |
| Second Quarter | **$ 40.28** | **$ 34.68** | $ 41.60 | $ 31.50 |
| Third Quarter | **$ 42.50** | **$ 31.80** | $ 46.72 | $ 36.32 |
| Fourth Quarter | **$ 44.98** | **$ 35.80** | $ 42.00 | $ 34.38 |

**Performance Chart**

The following graph compares the Company's cumulative total stockholder return on our Common Stock from December 31, 2001 through December 31, 2006 with the cumulative total return of the Russell 2000 Index and a peer group that we selected in good faith, consisting of Nobel Learning Communities, Inc., Renaissance Learning, Inc. and The Princeton Review, Inc. (the "Peer Group").

The graph assumes that $100.00 was invested on December 31, 2001 in our Common Stock and the index and peer group noted above, and that all dividends, if any, were reinvested. No dividends were declared or paid on our Common Stock during this period.

Prior to 2006, we had compared our Common Stock performance to a peer group that consisted of our company and three other companies in our industry: Learning Care Group, Inc., New Horizon Kids Quest, Inc. and Nobel Learning Communities, Inc. (the "previous peer group"). In January of 2006 Learning Care Group, Inc. was taken private and its common stock was no longer traded. We believe that as a result of this, the previous peer group comparison is not meaningful as the two remaining companies in the grouping are both thinly traded and have a market capitalization substantially less than ours. We have accordingly developed a new peer group that we believe to be a more informative comparison. For comparative purposes, based on the performance of the remaining companies in the previous peer group and calculated under the same methodology applied above, the value of $100.00 invested on December 31, 2001, would have totaled $308.10 on December 31, 2006.

**Total Return To Stockholders**

(Assumes $100.00 investment on December 31, 2001)


$ 300.00
$ 250.00
$ 200.00
$ 150.00
$ 100.00
$ 50.00
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Bright Horizons Family Solutions
Russell 2000 Small Cap
Peer Group

| | 12/31/01 | 12/31/02 | 12/31/03 | 12/31/04 | 12/31/05 | 12/31/06 |
|---|---|---|---|---|---|---|
| Bright Horizons Family Solutions | $ 100.00 | $ 100.46 | $ 150.05 | $ 231.37 | $ 264.74 | $ 276.24 |
| Russell 2000 Small Cap | 100.00 | 78.42 | 114.00 | 133.38 | 137.81 | 161.24 |
| Peer Group | 100.00 | 62.49 | 90.16 | 74.97 | 75.92 | 75.37 |

**Stockholders and Dividends**

We had 121 stockholders of record of the Company's Common Stock at February 26, 2007. This number does not include those stockholders who hold shares in street name accounts.

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain all earnings to support operations and to finance expansion of its business. Therefore, we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. Any future decision concerning the payment of dividends on the Company's Common Stock will be at the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, financial condition, and capital needs at the time payment is considered.

## FORM 10-K/ INVESTOR CONTACT

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (without exhibits) is available from the Company at no charge. These requests and other investor contacts should be directed to Elizabeth J. Boland, Chief Financial Officer, at the Company's principal office.

Principal Office
200 Talcott Avenue South,
Watertown, Massachusetts 02472
617.673.8000

Annual Stockholders Meeting
The annual meeting of stockholders will be held on Tuesday, May 8, 2007, 8:30 a.m. at the Watertown office.

Registrar and Transfer Agent
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota
55075-1139
800.468.9716
www.wellsfargo.com/com/
shareownerservices

## EXECUTIVE OFFICERS AND DIRECTORS

LINDA A. MASON
*Chairman*

DAVID H. LISSY
*Chief Executive Officer and Director*

MARY ANN TOCIO
*President*
*Chief Operating Officer and Director*

ELIZABETH J. BOLAND
*Chief Financial Officer and Treasurer*

STEPHEN I. DREIER
*Chief Administrative Officer and Secretary*

ROGER H. BROWN
*Vice Chairman & Director*
President
Berklee College of Music

JOSHUA BEKENSTEIN
*Director*
Managing Director
Bain Capital, LLC
private investments

JOANNE BRANDES
*Director*
Executive Vice President,
Chief Administrative Officer,
General Counsel
JohnsonDiversey, Inc.
manufacturing

E. TOWNES DUNCAN
*Director*
President
Solidus Company
private investments

FRED K. FOULKES
*Director*
Professor
Boston University School of Management
human resources management

DAVID GERGEN
*Director*
Editor-at-Large
U.S. News & World Report
news publishing

GABRIELLE E. GREENE
*Director*
Principal
Rustic Canyon/Fontis Partners
private investments

MARGUERITE W. KONDRACI
*Director*
Chief Executive Officer
and President
America's Promise
youth advocacy

SARA LAWRENCE-LIGHTFOO
*Director*
Professor of Education
Harvard University
educator

IAN M. ROLLAND
*Director*
Retired Chairman
Lincoln National Corporation
insurance


of Brig
Horizon
nd still grow

# PARTIAL CLIENT LIST

Alston & Bird, LLP
Amgen
BE&K
Blue Cross and Blue Shield of Massachusetts
Boeing
Bristol-Myers Squibb
Carnival Cruise Lines
Chick-fil-A
Cisco Systems
Duke University
DuPont
Eli Lilly and Company
EMC Corporation
The European Commission
The George Washington University
GlaxoSmithKline
J Sainsbury plc
JFK Medical Center
Johnson & Johnson
JPMorgan Chase
Marriott International
Massachusetts Institute of Technology
Mattel
Memorial Sloan-Kettering Cancer Center
Merck & Co.
Northwestern Memorial Hospital
The PGA TOUR
Procter & Gamble
Ropes & Gray LLP
SAS Institute
SC Johnson
Sears, Roebuck and Co.
Sony Pictures Entertainment
Staples
Starbucks
Target
Timberland
Time Warner
Toyota Motor Manufacturing
UAW and General Motors
The Venetian
Viacom
Warner Bros.
Western Pennsylvania School for Blind Children


CHAM

Bright Horizons
FAMILY SOLUTIONS®

www.brighthorizons.com

*Many thanks to all the Bright Horizons children and families who allowed us to photograph them for this annual report.*

200 TALCOTT AVENUE SOUTH, WATERTOWN, MASSACHUSETTS 02472 800.324.4386

BOSTON | CHICAGO | DALLAS | DUBLIN | LONDON | LOS ANGELES | NASHVILLE | NEW YORK | SEATTLE

END